 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated August 6, 2024. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Second Quarter Highlights
•
Generated $3.4 billion in adjusted funds from operations(1) and $1.4 billion in free funds flow(1).

•
Returned over $1.5 billion to shareholders via $825 million in share repurchases and $698 million in dividends.

•
Strong upstream production of 771,000 barrels per day (bbls/d) and refinery throughput of 431,000 bbls/d.

•
Successfully executed approximately $800 million in second quarter turnaround activity safely, efficiently and ahead of schedule.

•
Record first half upstream production of 803,000 bbls/d and refinery throughput of 443,000 bbls/d.

•
First half upgrader utilization(2) of 94% and refinery utilization of 95%, including the impacts of major turnaround activity.

“Following a strong first quarter, the second quarter was about execution and momentum. High quality execution of major upstream and downstream turnaround activities and maintaining momentum in targeted improvement priorities, including operational reliability and cost management,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “With these clear priorities and a determination to consistently achieve the highest levels of performance, the organization delivered on its commitments; operating safely, cost-effectively, reliably and profitably. With the majority of 2024’s planned maintenance complete, the company is very well positioned for a strong second half of the year.”
Second Quarter Results
Financial Highlights ($ millions, unless otherwise noted)	Q2 2024	Q1 2024	Q2 2023
Net earnings	1 568	1 610	1 879

Per common share(1) (dollars)	1.22	1.25	1.44
Adjusted operating earnings(2)	1 626	1 817	1 253

Per common share(1)(2) (dollars)	1.27	1.41	0.96
Adjusted funds from operations(2)	3 397	3 169	2 655

Per common share(1)(2) (dollars)	2.65	2.46	2.03
Cash flow provided by operating activities	3 829	2 787	2 803

Per common share(1) (dollars)	2.98	2.16	2.14
Capital and exploration expenditures(3)	1 964	1 237	1 551
Free funds flow(2)	1 350	1 858	1 042
Dividend per common share(1) (dollars)	0.55	0.55	0.52
Share repurchases per common share(4) (dollars)	0.64	0.23	0.52
Returns to shareholders(5)	1 523	995	1 363
Net debt(2)(6)	9 054	9 552	11 170
Operating Highlights	Q2 2024	Q1 2024	Q2 2023
Total upstream production (mbbls/d)	770.6	835.3	741.9

Refinery utilization (%)	92	98	85

(1)
Presented on a basic per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(3)
Excludes capitalized interest and capital expenditures related to assets previously held for sale.

(4)
Calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(5)
Includes dividends paid on common shares and repurchases of common shares.

(6)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

(1)
Non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

Financial Results
Adjusted Operating Earnings Reconciliation(1)
($ millions)	Q2 2024	Q1 2024	Q2 2023
Net earnings	1 568	1 610	1 879

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	103	220	(244)

Unrealized gain on risk management activities	(52)	(2)	(10)

Gain on significant disposal	—	—	(607)

Restructuring charge	—	—	275

Income tax expense (recovery) on adjusted operating earnings adjustments	7	(11)	(40)
Adjusted operating earnings(1)	1 626	1 817	1 253

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

•
Suncor’s adjusted operating earnings increased to $1.626 billion ($1.27 per common share) in the second quarter of 2024, compared to $1.253 billion ($0.96 per common share) in the prior year quarter, primarily due to higher realized crude oil prices and increased Oil Sands sales volumes, as well as higher refinery production in Refining and Marketing (R&M), partially offset by higher royalties, lower Exploration and Production (E&P) volumes and lower refined product realizations.

•
Net earnings were $1.568 billion ($1.22 per common share) in the second quarter of 2024, compared to $1.879 billion ($1.44 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.

•
Adjusted funds from operations were $3.397 billion ($2.65 per common share) in the second quarter of 2024, compared to $2.655 billion ($2.03 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.829 billion ($2.98 per common share) in the second quarter of 2024, compared to $2.803 billion ($2.14 per common share) in the prior year quarter.

•
Suncor’s total operating, selling and general (OS&G) expenses were $3.153 billion in the second quarter of 2024, compared to $3.440 billion in the prior year quarter, with the decrease primarily due to the restructuring charge of $275 million in the prior year quarter related to the company’s workforce reductions, decreased operations and maintenance costs, and lower commodity costs, partially offset by the company’s increased working interest in Fort Hills and higher share-based compensation expenses.

•
As at June 30, 2024, Suncor’s net debt(1) was $9.054 billion, a decrease of $498 million compared to March 31, 2024.

(1)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

2   2024 Second Quarter   Suncor Energy Inc.

Operating Results
(mbbls/d, unless otherwise noted)	Q2 2024	Q1 2024	Q2 2023
Total Oil Sands bitumen production	834.4	932.1	814.3
SCO and diesel production	488.3	572.5	521.6

Inter-asset transfers and consumption	(26.6)	(27.5)	(16.6)
Upgraded production – net SCO and diesel	461.7	545.0	505.0
Bitumen production	308.2	297.9	200.2

Inter-asset transfers	(53.9)	(57.9)	(26.1)
Non-upgraded bitumen production	254.3	240.0	174.1
Total Oil Sands production	716.0	785.0	679.1
Exploration and Production	54.6	50.3	62.8
Total upstream production	770.6	835.3	741.9
Refinery utilization (%)	92	98	85
Refinery crude oil processed	430.5	455.3	394.4

•
Total Oil Sands bitumen production increased to 834,400 bbls/d in the second quarter of 2024, compared to 814,300 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills, in addition to record second quarter gross bitumen production at Fort Hills, and record quarterly production at Firebag, partially offset by lower production at Oil Sands Base as a result of planned turnaround and maintenance activities.

•
The company’s net synthetic crude oil (SCO) production was 461,700 bbls/d in the second quarter of 2024, representing combined upgrader utilization(1) of 86%, compared to 505,000 bbls/d and 92% in the prior year quarter, reflecting higher planned maintenance in the current period and strong upgrader utilizations outside of planned maintenance activities.

•
The company leveraged its unparalleled regional integration to generate incremental value and maximize SCO production, through second highest ever quarterly SCO and bitumen inter-asset transfers of 62,500 bbls/d.

•
Non-upgraded bitumen production increased to 254,300 bbls/d in the second quarter of 2024, compared to 174,100 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills, lower demand for upgrader feedstock due to planned maintenance in the quarter and record production at Firebag.

•
E&P production during the second quarter of 2024 decreased compared to the prior year quarter, primarily due to the divestment of the company’s U.K. portfolio, the absence of production from White Rose and lower production from Hebron, partially offset by the addition of production from Terra Nova.

•
Refinery crude throughput increased to 430,500 bbls/d and refinery utilization was 92% in the second quarter of 2024, compared to 394,400 bbls/d and 85% in the prior year quarter, reflecting strong utilizations at all refineries outside of planned turnaround activities in the current quarter, including a new quarterly utilization record at the company’s Edmonton refinery of 108% and improved reliability at the company’s Commerce City refinery compared to the prior year quarter. Following the completion of planned turnaround activities, the company’s refineries finished the quarter strong, with average utilization of over 100% through June and into July.

•
Record quarterly refined product sales of 594,700 bbls/d in the second quarter of 2024, compared to 547,000 bbls/d in the prior year quarter, with the increase primarily due to the company leveraging its extensive domestic sales network and export channels in the current quarter, as well as the impacts of restart activities at the company’s Commerce City refinery in the prior year quarter.

(1)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

2024 Second Quarter   Suncor Energy Inc.   3

Corporate and Strategy Updates
•
Investor day was held May 21st. For further details, including the full transcript and presentation, see www.suncor.com. Highlights of the update include:

•
Free funds flow improvement of  $3.3 billion per year. Suncor highlighted plans to grow free funds flow by $3.3 billion per year by 2026 compared to 2023 by lowering costs and capital, growing upstream production and improving downstream reliability and margins.

•
Grow upstream production by approximately 100,000 bbls/d. Suncor also detailed its plan to grow Upstream production by approximately 100,000 bbls/d from 2023 to 2026.

•
Share buybacks increased to 75% of excess funds. Suncor has increased share buybacks to approximately 75% of excess funds and will increase buybacks further to at or near 100% of excess funds when the revised net debt target of $8 billion is achieved.

Corporate Guidance Updates
There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.
For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.
4   2024 Second Quarter   Suncor Energy Inc.

Management’s Discussion and Analysis
August 6, 2024
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a lower emissions future through investments in lower emissions power, renewable fuels and emissions reduction projects. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023, dated March 21, 2024 (the 2023 annual MD&A).
This MD&A, for the three and six months ended June 30, 2024, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2024, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023, and the 2023 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 21, 2024 (the 2023 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this document by reference.
References to “we”, “our”, “Suncor” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude. In 2023, Suncor completed two separate acquisitions of additional working interest in Fort Hills, increasing its ownership from 54.11% to 100%.
Common Abbreviations
For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.
2024 Second Quarter   Suncor Energy Inc.   5

Management’s Discussion and Analysis
1. SECOND QUARTER HIGHLIGHTS
•
Second quarter financial results. Adjusted funds from operations(1) were $3.397 billion ($2.65 per common share) in the second quarter of 2024, compared to $2.655 billion ($2.03 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.626 billion ($1.27 per common share) in the second quarter of 2024, compared to $1.253 billion ($0.96 per common share) in the prior year quarter.

•
Strong Oil Sands production in a quarter of significant planned turnarounds. Record second quarter Oil Sands production of 716,000 bbls/d, compared to 679,100 bbls/d in the prior year quarter, with the increase due to additional working interest in Fort Hills, compounded by record second quarter gross production at Fort Hills and record quarterly production at Firebag, partially offset by lower production at Oil Sands Base and Syncrude as a result of planned turnaround and maintenance activities. To generate incremental value and maximize SCO production during the quarter, the company leveraged its regional asset integration through second highest ever quarterly internal transfers between assets.

•
Planned maintenance and turnarounds completed ahead of schedule. Oil Sands upgraders and refinery throughput both benefited from the efficient execution of planned maintenance and turnaround activities, which were completed ahead of schedule.

•
Record quarterly refined product sales. The company leveraged its extensive domestic sales network and export channels to set a new refined product sales record of 594,700 bbls/d.

•
Returned value to shareholders. Suncor returned over $1.5 billion of value to shareholders in the second quarter of 2024 through $698 million in dividends and $825 million in share repurchases. As at August 1, 2024, since the start of the year, the company has repurchased approximately $1.431 billion of Suncor’s common shares, representing approximately 28 million common shares at an average price of $51.24 per common share, or the equivalent of 2.2% of its common shares as at December 31, 2023.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

6   2024 Second Quarter   Suncor Energy Inc.

2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Earnings (loss) before income taxes

Oil Sands	1 792	1 267	3 163	2 744

Exploration and Production	196	956	470	1 331

Refining and Marketing	593	518	1 707	1 511

Corporate and Eliminations	(398)	(390)	(937)	(521)

Income tax expense	(615)	(472)	(1 225)	(1 134)
Net earnings	1 568	1 879	3 178	3 931
Adjusted operating earnings (loss)(1)

Oil Sands	1 745	1 281	3 110	2 771

Exploration and Production	196	349	470	724

Refining and Marketing	588	494	1 706	1 492

Corporate and Eliminations	(295)	(359)	(614)	(789)

Income tax expense included in adjusted operating earnings	(608)	(512)	(1 229)	(1 136)
Total	1 626	1 253	3 443	3 062
Adjusted funds from (used in) operations(1)

Oil Sands	3 108	2 557	5 551	5 145

Exploration and Production	398	521	865	1 012

Refining and Marketing	893	781	2 199	1 975

Corporate and Eliminations	(221)	(655)	(619)	(1 188)

Current income tax expense	(781)	(549)	(1 430)	(1 287)
Total	3 397	2 655	6 566	5 657
Change in non-cash working capital	432	148	50	(1 815)

Cash flow provided by operating activities	3 829	2 803	6 616	3 842

Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	1 235	1 047	1 809	1 637

Economic investment	729	504	1 392	942
Total	1 964	1 551	3 201	2 579
Free funds flow(1)	1 350	1 042	3 208	2 958

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $83 million and $157 million in the second quarter and first six months of 2024, respectively, compared to $62 million and $120 million in the second quarter and first six months of 2023, respectively.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the second quarter and first six months of 2024, compared to $66 million and $108 million in the second quarter and first six months of 2023, respectively.

2024 Second Quarter   Suncor Energy Inc.   7

Management’s Discussion and Analysis
Operating Highlights
	Three months ended June 30		Six months ended June 30
(mbbls/d, unless otherwise noted)	2024	2023	2024	2023
Production volumes

Oil Sands – Upgraded – net SCO and diesel	461.7	505.0	503.3	501.5

Oil Sands – Non-upgraded bitumen	254.3	174.1	247.2	175.6
Total Oil Sands production volumes	716.0	679.1	750.5	677.1
Exploration and Production	54.6	62.8	52.5	64.9
Total upstream production	770.6	741.9	803.0	742.0
Refinery utilization (%)	92	85	95	82

Refinery crude oil processed	430.5	394.4	442.9	381.1
Financial Results
Net Earnings
Suncor’s consolidated net earnings for the second quarter of 2024 were $1.568 billion, compared to $1.879 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $103 million recorded in financing expenses in the Corporate and Eliminations segment in the second quarter of 2024, compared to a gain of $244 million in the second quarter of 2023.

•
An unrealized gain on risk management activities of $52 million recorded in other income (loss) in the second quarter of 2024, compared to an unrealized gain of $10 million in the second quarter of 2023.

•
During the second quarter of 2023, upon closing the sale of its U.K. E&P portfolio, Suncor recorded a gain of $607 million.

•
In the second quarter of 2023, the company recorded a restructuring charge of $275 million in operating, selling and general (OS&G) expenses in the Corporate and Eliminations segment, related to the company’s workforce reductions.

•
An income tax expense related to the items noted above of $7 million in the second quarter of 2024, compared to a recovery of $40 million in the second quarter of 2023.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Net earnings	1 568	1 879	3 178	3 931

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	103	(244)	323	(241)

Unrealized (gain) loss on risk management activities	(52)	(10)	(54)	8

Gain on significant disposal(2)	—	(607)	—	(909)

Restructuring charge	—	275	—	275

Income tax expense (recovery) on adjusted operating earnings adjustments	7	(40)	(4)	(2)
Adjusted operating earnings(1)	1 626	1 253	3 443	3 062

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment.

8   2024 Second Quarter   Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings increased to $1.626 billion ($1.27 per common share) in the second quarter of 2024 compared to $1.253 billion ($0.96 per common share) in the prior year quarter, primarily due to higher realized crude oil prices and increased Oil Sands sales volumes, as well as higher refinery production, partially offset by higher royalties, lower E&P volumes and lower refined product realizations.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.397 billion ($2.65 per common share) in the second quarter of 2024, compared to $2.655 billion ($2.03 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.829 billion ($2.98 per common share) in the second quarter of 2024, compared to $2.803 billion ($2.14 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by an increased source of cash associated with the company’s working capital balances in the current quarter compared to the prior year quarter. The source of cash in the second quarter of 2024 was primarily due to increased accounts payable associated with increased third party inventories, including the impacts of timing of cargo settlements, in addition to higher royalties payable due to timing. The source of cash in the second quarter of 2024 was partially offset by an increase in accounts receivables, inventories, and tax receivable due to timing of tax settlements.
Operating, Selling and General Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Operations, selling and corporate costs	2 669	2 678	5 484	5 404

Commodities	356	418	822	969

Share-based compensation and other(1)	128	344	287	491
Total operating, selling and general (OS&G) expenses	3 153	3 440	6 593	6 864

(1)
In the second quarter of 2024, share-based compensation expense of  $128 million included $45 million recorded in the Oil Sands segment, $4 million recorded in the E&P segment, $19 million recorded in the R&M segment and $60 million recorded in the Corporate and Eliminations segment. In the second quarter of 2023, share-based compensation expense of  $22 million included $21 million recorded in the Oil Sands segment, $1 million recorded in the E&P segment, $8 million recorded in the R&M segment and an $8 million recovery recorded in the Corporate and Eliminations segment. In the second quarter of 2023, other primarily includes costs associated with investments in the company’s digital transformation and spend related to project development and a $275 million restructuring charge related to workforce reduction

The decrease in OS&G expenses in the second quarter of 2024 compared to the prior year quarter was primarily due to the restructuring charge recorded in the prior year quarter related to the company’s workforce reductions, decreased operations and maintenance costs and lower commodity costs, partially offset by the company’s increased working interest in Fort Hills and higher share-based compensation expenses. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
2024 Second Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2023 annual MD&A.
		Average for the three months ended June 30		Average for the six months ended June 30
		2024	2023	2024	2023
WTI crude oil at Cushing	US$/bbl	80.55	73.75	78.75	74.90

Dated Brent crude	US$/bbl	84.90	78.35	84.05	79.80

Dated Brent/Maya crude oil FOB price differential	US$/bbl	12.05	14.75	13.05	16.55

MSW at Edmonton	Cdn$/bbl	105.25	95.10	98.75	97.05

WCS at Hardisty	US$/bbl	67.00	58.70	62.30	55.05

WTI-WCS light/heavy differential	US$/bbl	(13.55)	(15.05)	(16.45)	(19.85)

SYN-WTI (differential) premium	US$/bbl	2.80	2.90	(2.30)	2.50

Condensate at Edmonton	US$/bbl	77.15	72.35	75.00	76.10

Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.10	2.35	1.65	2.70

Alberta Power Pool Price	Cdn$/MWh	45.15	159.80	72.25	150.95

New York Harbor 2-1-1 crack(1)	US$/bbl	24.75	32.30	25.90	34.50

Chicago 2-1-1 crack(1)	US$/bbl	18.85	28.60	19.35	30.05

Portland 2-1-1 crack(1)	US$/bbl	29.30	37.30	28.10	37.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	22.10	29.15	25.05	33.40

U.S. Renewable Volume Obligation	US$/bbl	3.40	7.70	3.55	7.95

Suncor custom 5-2-2-1 index(2)	US$/bbl	26.70	34.20	31.35	38.55

Exchange rate (average)	US$/Cdn$	0.73	0.74	0.74	0.74

Exchange rate (end of period)	US$/Cdn$	0.73	0.76	0.73	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2023 annual MD&A.

10   2024 Second Quarter   Suncor Energy Inc.

3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Operating revenues	7 432	6 178	14 354	12 245

Less: Royalties	(1 001)	(599)	(1 783)	(871)
Operating revenues, net of royalties	6 431	5 579	12 571	11 374
Earnings before income taxes	1 792	1 267	3 163	2 744
Adjusted for:

Unrealized (gain) loss on risk management activities	(47)	14	(53)	27
Adjusted operating earnings(1)	1 745	1 281	3 110	2 771
Adjusted funds from operations(1)	3 108	2 557	5 551	5 145
Free funds flow(1)	1 671	1 514	3 119	3 292

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.745 billion in the second quarter of 2024, compared to $1.281 billion in the prior year quarter, with the increase primarily due to higher realized crude prices and increased sales volumes, partially offset by higher royalties.
2024 Second Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
Production Volumes
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2024	2023	2024	2023
Oil Sands bitumen production

Upgrader bitumen throughput	580.1	640.2	636.1	637.2

Non-upgraded bitumen production	254.3	174.1	247.2	175.6
Total Oil Sands bitumen production	834.4	814.3	883.3	812.8
Upgraded – net SCO and diesel

Oil Sands operations(1)	321.6	350.2	348.1	341.5

Syncrude(1)	166.7	171.4	182.3	178.1

Inter-asset transfers and consumption(2)(3)	(26.6)	(16.6)	(27.1)	(18.1)
Upgraded – net SCO and diesel production	461.7	505.0	503.3	501.5
Non-upgraded bitumen

Oil Sands operations	136.9	89.9	128.6	99.8

Fort Hills	166.9	110.2	172.3	92.5

Syncrude	4.4	0.1	2.2	2.6

Inter-asset transfers(4)	(53.9)	(26.1)	(55.9)	(19.3)
Non-upgraded bitumen production	254.3	174.1	247.2	175.6
Oil Sands production volumes to market

Upgraded – net SCO and diesel	461.7	505.0	503.3	501.5

Non-upgraded bitumen	254.3	174.1	247.2	175.6
Total Oil Sands production volumes	716.0	679.1	750.5	677.1

(1)
Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(2)
Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the second quarter of 2024, Oil Sands operations production volumes included 15,200 bbls/d of internally consumed products, of which 9,700 bbls/d was consumed at Oil Sands operations, 4,800 bbls/d was consumed at Fort Hills and 700 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,800 bbls/d of internally consumed products.

(3)
In the second quarter of 2024, upgraded inter-asset transfers consist of 8,600 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.

(4)
In the second quarter of 2024, non-upgraded inter-asset transfers consist of 4,400 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations, 44,700 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base and 4,800 bbls/d of bitumen that was transferred from Firebag to Syncrude.

Total Oil Sands bitumen production increased to 834,400 bbls/d in the second quarter of 2024, compared to 814,300 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills, in addition to record second quarter gross bitumen production at Fort Hills and record quarterly production at Firebag, partially offset by lower production at Oil Sands Base as a result of planned turnaround and maintenance activities.
The company’s net synthetic crude oil (SCO) production was 461,700 bbls/d in the second quarter of 2024, representing combined upgrader utilization(1) of 86%, compared to 505,000 bbls/d and 92% in the prior year quarter, reflecting higher planned maintenance in the current period and strong upgrader utilizations outside of planned maintenance activities.
The company leveraged its unparalleled regional integration to generate incremental value and maximize SCO production, through second highest ever quarterly SCO and bitumen inter-asset transfers of 62,500 bbls/d.
Non-upgraded bitumen production increased to 254,300 bbls/d in the second quarter of 2024, compared to 174,100 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills, lower demand for upgrader feedstock due to planned maintenance in the quarter and record production at Firebag.
(1)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

12   2024 Second Quarter   Suncor Energy Inc.

Sales Volumes
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2024	2023	2024	2023
Upgraded – net SCO and diesel	453.8	511.5	502	507.8

Non-upgraded bitumen	272.6	163.6	253.3	168.8
Total	726.4	675.1	755.3	676.6
SCO and diesel sales volumes were 453,800 bbls/d in the second quarter of 2024, compared to 511,500 bbls/d in the prior year quarter, primarily due to the decrease in production volumes related to the planned turnarounds and a build of inventory in the current quarter compared to a draw in the prior year quarter.
Non-upgraded bitumen sales volumes increased to 272,600 bbls/d in the second quarter of 2024, compared to 163,600 bbls/d in the prior year quarter, primarily due to the increase in non-upgraded bitumen production volumes in the current quarter compared to the prior year quarter and a draw of inventory in the current quarter compared to a build in the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2024	2023	2024	2023
Upgraded – net SCO and diesel	106.49	95.36	98.03	97.08

Non-upgraded bitumen	82.46	69.91	74.37	60.47

Weighted average	97.48	89.19	90.09	87.95

Weighted average, relative to WTI	(12.86)	(9.86)	(16.89)	(12.98)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations increased in the second quarter of 2024 from the prior year quarter, primarily due to a strengthening in crude oil benchmark prices and narrower heavy crude oil differentials.
Royalties
Royalties for the Oil Sands segment increased in the second quarter of 2024 compared to the prior year quarter, primarily due to improved bitumen pricing, narrowing of heavy crude oil differentials and higher bitumen production volumes.
Expenses and Other Factors
Total Oil Sands operating expenses decreased in the second quarter of 2024 compared to the prior year quarter, consistent with the company’s focus on asset level cost reduction, and included lower operations and maintenance costs as a result of major planned turnaround activity in the current quarter, workforce optimization impacts and lower commodity costs, partially offset by the company’s increased working interest at Fort Hills.
2024 Second Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Cash Operating Costs
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2024	2023	2024	2023
Oil Sands OS&G(1)	2 278	2 299	4 760	4 720
Oil Sands operations cash operating costs reconciliation

Oil Sands operations OS&G	1 141	1 257	2 419	2 629

Non-production costs(3)	87	(10)	124	(61)

Excess power capacity and other(4)	(40)	(81)	(145)	(223)
Oil Sands operations cash operating costs(2)	1 188	1 166	2 398	2 345

Oil Sands operations production volumes (mbbls/d)	458.5	440.1	476.7	441.3

Oil Sands operations cash operating costs(2) ($/bbl)	28.45	29.10	27.65	29.35
Fort Hills cash operating costs reconciliation

Fort Hills OS&G	546	372	1 159	721

Non-production costs(3)	(76)	(41)	(143)	(95)

Excess power capacity(4)	(5)	(16)	(20)	(33)
Fort Hills cash operating costs(2)	465	315	996	593

Fort Hills production volumes (mbbls/d)	166.9	110.2	172.3	92.5

Fort Hills cash operating costs(2) ($/bbl)	30.60	31.40	31.75	35.45
Syncrude cash operating costs reconciliation

Syncrude OS&G	642	724	1 298	1 475

Non-production costs(3)	(14)	(53)	(20)	(111)

Excess power capacity(4)	(3)	(6)	(11)	(10)
Syncrude cash operating costs(2)	625	665	1 267	1 354

Syncrude production volumes (mbbls/d)	171.1	171.5	184.5	180.7

Syncrude cash operating costs(2) ($/bbl)	40.15	42.60	37.75	41.35

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the second quarter and first six months of 2024, Oil Sands OS&G included ($51) million and ($116) million, respectively, of inventory changes and internal transfers. In the second quarter and first six months of 2023, Oil Sands OS&G included ($54) million and ($105) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) decreased to $28.45 in the second quarter of 2024, compared to $29.10 in the prior year quarter, primarily due to increased production volumes, lower operations and maintenance costs as result of major planned turnaround activity in the current quarter, workforce reductions and lower natural gas prices, partially offset by a higher proportion of feedstock being transferred from Fort Hills and Syncrude, and a decrease in excess power revenues resulting from lower power prices.
Fort Hills cash operating costs per barrel(1) decreased to $30.60 in the second quarter of 2024, compared to $31.40 in the prior year quarter, primarily due to higher absolute production volumes and lower natural gas prices and other commodity costs, partially offset by a decrease in excess power revenues resulting from lower power prices.
Syncrude cash operating costs per barrel(1) decreased to $40.15 in the second quarter of 2024, compared to $42.60 in the prior year quarter, primarily due to the displacement of contractor tonnage, workforce reductions, and lower natural gas prices.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14   2024 Second Quarter   Suncor Energy Inc.

Results for the First Six Months of 2024
Oil Sands earnings before income taxes for the first six months of 2024 increased to $3.163 billion, compared to $2.744 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2024 included a $53 million unrealized gain on risk management activities, compared to a $27 million unrealized loss in the prior year period.
Oil Sands adjusted operating earnings for the first six months of 2024 increased to $3.110 billion, compared to $2.771 billion in the prior year period, primarily due to increased volumes and higher realized crude oil prices, partially offset by higher royalties.
Oil Sands adjusted funds from operations for the first six months of 2024 increased to $5.551 billion, compared to $5.145 billion in the prior year period, primarily due to the same factors that influenced adjusted operating earnings.
Oil Sands operations cash operating costs per barrel decreased to $27.65 for the first six months of 2024, compared to an average of $29.35 for the first six months of 2023, primarily due to increased production volumes, lower operations and maintenance costs, workforce reductions, and lower natural gas prices, partially offset by a higher proportion of Fort Hills and Syncrude bitumen being directed to upgrading at Oil Sands Base and a decrease in excess power revenues resulting from lower power prices.
Fort Hills cash operating costs per barrel decreased to $31.75 for the first six months of 2024, compared to $35.45 in the first six months of 2023, primarily due to higher absolute production volumes, partially offset by a decrease in excess power revenues resulting from lower power prices.
Syncrude cash operating costs per barrel decreased to $37.75 for the first six months of 2024, compared to $41.35 in the first six months of 2023, primarily due to the displacement of contractor tonnage, workforce reductions and increased production volumes.
Planned Maintenance Update
Annual planned maintenance activities at Oil Sands Base Upgrader 2 are scheduled for the third quarter of 2024 and are expected to be completed by the fourth quarter of 2024. Additionally, planned maintenance activities are scheduled at Mackay River in the third quarter of 2024. The impact of these maintenance events has been reflected in the company’s 2024 guidance.
Asset Transactions
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million, bringing the company’s working interest in Fort Hills to 68.76% in the first quarter of 2023.
On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd., which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
2024 Second Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Operating revenues(1)	673	813	1 438	1 547

Less: Royalties(1)	(124)	(116)	(266)	(202)
Operating revenues, net of royalties	549	697	1 172	1 345
Earnings before income taxes	196	956	470	1 331
Adjusted for:

Gain on significant disposal	—	(607)	—	(607)

Adjusted operating earnings(2)	196	349	470	724
Adjusted funds from operations(2)	398	521	865	1 012
Free funds flow(2)	169	339	494	692

(1)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the second quarter of 2024, revenue included a gross-up amount of  $179 million, with an offsetting amount of  $89 million in royalties in the E&P segment and $90 million in income tax expense recorded at the consolidated level. In the first six months of 2024, revenue included a gross-up amount of  $298 million, with an offsetting amount of  $151 million in royalties in the E&P segment and $147 million in income tax expense recorded at the consolidated level. In the second quarter of 2023, revenue included a gross-up amount of  $108 million, with an offsetting amount of $48 million in royalties in the E&P segment and $60 million in income tax expense recorded at the consolidated level. In the first six months of 2023, revenue included a gross-up amount of  $175 million, with an offsetting amount of  $83 million in royalties in the E&P segment and $92 million in income tax expense recorded at the consolidated level.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the second quarter of 2024 were $196 million, compared to $349 million in the prior year quarter, with the decrease primarily due to lower sales volumes at E&P International as a result of the divestment of the company’s U.K. portfolio in the second quarter of 2023, partially offset by higher realized crude prices.
Volumes
	Three months ended June 30		Six months ended June 30
(mbbls/d)	2024	2023	2024	2023
E&P Canada	49.0	45.9	47.9	46.3

E&P International	5.6	16.9	4.6	18.6
Total production	54.6	62.8	52.5	64.9
Total sales volumes	46.8	71.6	55.0	70.2
E&P production was 54,600 bbls/d in the second quarter of 2024, compared to 62,800 bbls/d in the prior year quarter, primarily due to the divestment of the company’s U.K. portfolio, the absence of production from White Rose and lower production from Hebron, partially offset by the addition of production from Terra Nova.
Total E&P sales volumes were 46,800 bbls/d in the second quarter of 2024, compared to 71,600 bbls/d in the prior year quarter, primarily due to the same factors that impacted production volumes, as well as a build of inventory in E&P Canada in the second quarter of 2024, compared to a draw in the prior year quarter, associated with the timing of cargo sales.
16   2024 Second Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2024	2023	2024	2023
E&P Canada	111.39	105.81	109.50	103.63

E&P International(2)	—	102.44	—	109.01

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

E&P price realizations increased in the second quarter of 2024 compared to the prior year quarter, in line with the increase in benchmark prices for Brent crude.
Royalties
In the second quarter of 2024, E&P royalties, excluding the impact of Libya, were lower compared to the prior year quarter primarily due to the timing of Hibernia sales.
Expenses and Other Factors
Operating and transportation expenses decreased in the second quarter of 2024 compared to the prior year quarter, primarily due to lower sales volumes and the divestment of the company’s U.K. portfolio, partially offset by the restart of production at Terra Nova.
Depreciation, depletion and amortization (DD&A) and exploration expense for the second quarter of 2024 increased compared to the prior year quarter, primarily due to the restart of production at Terra Nova, partially offset by lower sales volumes.
Financing expense and other in the second quarter of 2024 was comparable to the prior year quarter.
Results for the First Six Months of 2024
Earnings before income taxes for E&P for the first six months of 2024 were $470 million, compared to $1.331 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2023 included a gain of $607 million on the sale of the company’s U.K. portfolio, which was completed in the second quarter of 2023.
Adjusted operating earnings for E&P for the first six months of 2024 were $470 million, compared to $724 million for the first six months of 2023, with the decrease primarily due to decreased sales volumes, partially offset by higher realized crude prices.
Adjusted funds from operations for the first six months of 2024 were $865 million, compared to $1.012 billion for the first six months of 2023, due to the same factors that influenced adjusted operating earnings.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events for the E&P segment scheduled for the third quarter of 2024.
Asset Transaction
During the second quarter of 2023, the company completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in a gain on sale of $607 million ($607 million after-tax).
2024 Second Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
REFINING AND MARKETING
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Operating revenues	8 057	7 272	15 670	14 445
Earnings before income taxes	593	518	1 707	1 511
Adjusted for:

Unrealized gain on risk management activities	(5)	(24)	(1)	(19)
Adjusted operating earnings(1)	588	494	1 706	1 492
Adjusted funds from operations(1)	893	781	2 199	1 975
Free funds flow(1)	518	404	1 656	1 473

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the second quarter of 2024 were $588 million, compared to $494 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to increased refinery production and sales, and a first-in, first-out (FIFO) inventory valuation gain in the second quarter of 2024, compared to a loss in the prior year quarter, partially offset by lower benchmark crack spreads.
Volumes
	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Crude oil processed (mbbls/d)

Eastern North America	169.8	212.3	193.2	208.1

Western North America	260.7	182.1	249.7	173.0
Total	430.5	394.4	442.9	381.1
Refinery utilization(1) (%)

Eastern North America	76	96	87	94

Western North America	107	75	102	71
Total	92	85	95	82
Refined product sales (mbbls/d)

Gasoline	252.9	220.1	248.2	214.3

Distillate	257.0	244.4	258.5	238.6

Other	84.8	82.5	81.1	78.1
Total	594.7	547.0	587.8	531.0
Refinery production(2) (mbbls)	41 669	38 214	85 743	73 797
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	37.65	38.10	42.30	46.45

Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	36.35	41.10	41.20	49.80

Refining operating expense(3) ($/bbl)	6.95	7.95	7.05	8.05

(1)
Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18   2024 Second Quarter   Suncor Energy Inc.

Refinery crude throughput increased to 430,500 bbls/d and refinery utilization was 92% in the second quarter of 2024, compared to 394,400 bbls/d and 85% in the prior year quarter, reflecting strong utilizations at all refineries outside of planned turnaround activities in the current quarter, including a new quarterly utilization record at the company’s Edmonton refinery of 108% and improved reliability at the company’s Commerce City refinery compared to the prior year quarter. Following the completion of planned turnaround activities, the company’s refineries finished the quarter strong, with average utilization of over 100% through June and into July.
Record quarterly refined product sales of 594,700 bbls/d in the second quarter of 2024, compared to 547,000 bbls/d in the prior year quarter, with the increase primarily due to the company leveraging its extensive domestic sales network and export channels in the current quarter, as well as the impacts of restart activities at the company’s Commerce City refinery in the prior year quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $36.35/bbl in the second quarter of 2024, from $41.10/bbl in the prior year quarter, primarily due to lower benchmark crack spreads combined with lower location differentials associated with the company’s regional markets, partially offset by a favourable crude slate. In the second quarter of 2024, on a LIFO basis, Suncor’s refining and marketing gross margin represents a 99% margin capture compared to Suncor’s 5-2-2-1 index, primarily due to record refined product sales.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $37.65/bbl in the second quarter of 2024, from $38.10/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the second quarter of 2024, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, resulted in a gain of $53 million. In the prior year quarter, FIFO resulted in a loss of $116 million, for a favourable quarter-over-quarter impact of $169 million.

Expenses and Other Factors
Operating and transportation expenses in the second quarter of 2024 were comparable to the prior year quarter.
Refining operating expense per barrel(1) decreased to $6.95 in the second quarter of 2024, compared to $7.95 in the prior year quarter, primarily due to higher refinery production and lower commodity input costs.
Results for the First Six Months of 2024
R&M’s earnings before income taxes were $1.707 billion for the first six months of 2024, compared to $1.511 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2024 included a $1 million unrealized gain on risk management activities, compared to a $19 million unrealized gain in the prior year period.
Adjusted operating earnings for R&M in the first six months of 2024 were $1.706 billion, compared to $1.492 billion in the first six months of 2023, with the increase primarily due to increased production and a FIFO inventory valuation gain in the current period, compared to a loss in the prior year period, partially offset by lower benchmark crack spreads. For the first six months of 2024, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact to adjusted operating earnings and adjusted funds from operations of $93 million, compared to a negative impact of $247 million in the first six months of 2023.
R&M’s adjusted funds from operations in the first six months of 2024 were $2.199 billion, compared to $1.975 billion in the first six months of 2023, with the increase primarily due to the same factors that influenced adjusted operating earnings.
Planned Maintenance
There are no significant planned maintenance events for the R&M segment scheduled for the third quarter of 2024.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 Second Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Loss before income taxes	(398)	(390)	(937)	(521)
Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	103	(244)	323	(241)

Restructuring charge		275		275

Gain on significant disposal	—	—		(302)
Adjusted operating loss(1)	(295)	(359)	(614)	(789)

Corporate	(206)	(324)	(402)	(761)

Eliminations – Intersegment profit (eliminated) realized	(89)	(35)	(212)	(28)
Adjusted funds used in operations(1)	(221)	(655)	(619)	(1 188)
Free funds deficit(1)	(227)	(666)	(631)	(1 212)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $206 million in the second quarter of 2024 compared to $324 million in the prior year quarter. The decreased loss was primarily attributable to the restructuring charge related to workforce reductions recorded in the prior year quarter, an operational foreign exchange gain in the second quarter of 2024, compared to a loss in the prior year quarter, and decreased spend in digital technologies. This was partially offset by an increase in share-based compensation expense in the second quarter of 2024 compared to the prior year quarter. Suncor capitalized $83 million of its borrowing costs in the second quarter of 2024 as part of the cost of major development assets and construction projects in progress, compared to $62 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the second quarter of 2024, the company eliminated $89 million of intersegment profit, compared to $35 million in the prior year quarter. The deferral of intersegment profit in the second quarter of 2024 was primarily driven by a strengthening in benchmark pricing at the end of the quarter.
Corporate and Eliminations adjusted funds used in operations were $221 million for the second quarter of 2024, compared to $655 million in the second quarter of 2023, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense. Adjusted funds from operations in the prior year quarter were also impacted by the $275 million restructuring charge related to the company’s workforce reductions.
Results for the First Six Months of 2024
Corporate and Eliminations loss before income taxes was $937 million for first six months of 2024, compared to $521 million in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first six months of 2024 included a $323 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Corporate and Eliminations loss before income taxes in the prior year period included a $241 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt, a restructuring charge of $275 million related to the company’s workforce reductions recorded in the second quarter of 2023 and a $302 million gain on the sale of the company’s wind and solar assets in the first quarter of 2023.
The adjusted operating loss for Corporate and Eliminations for the first six months of 2024 was $614 million, compared to $789 million in the first six months of 2023. The decreased loss was primarily attributed to an operational foreign exchange gain in the current period, compared to a loss in the prior year period, partially offset by a larger deferral of intersegment profit and increased share-based compensation and employee benefit expenses in the first six months of 2024, as compared to the first six months of 2023.
The company capitalized $157 million of its borrowing costs in the first six months of 2024, compared with $120 million in the first six months of 2023.
Corporate and Eliminations adjusted funds used in operations for the first six months of 2024 were $619 million, compared to $1.188 billion in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation.
20   2024 Second Quarter   Suncor Energy Inc.

4. INCOME TAX
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Current income tax expense	781	549	1 430	1 287

Deferred income tax recovery	(166)	(77)	(205)	(153)
Income tax expense included in net earnings	615	472	1 225	1 134

Less: Income tax expense (recovery) on adjusted operating earnings adjustments	7	(40)	(4)	(2)
Income tax expense included in adjusted operating earnings	608	512	1 229	1 136
Effective tax rate	28.2%	20.1%	27.8%	22.4%
The provision for income taxes in the second quarter increased compared to the prior year quarter, primarily due to an increase in taxable earnings. In the second quarter of 2024, the company’s effective tax rate on net earnings increased compared to the prior year quarter, as the prior year quarter included the impact of a non-taxable gain on the disposition of the company’s U.K. E&P portfolio, non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
The provision for income taxes in the first six months of 2024 increased compared to the prior year period, primarily due to an increase in taxable earnings. In the first six months of 2024, the company’s effective tax rate on net earnings increased compared to the prior year period, as the prior year period included the impact of a non-taxable gain on the disposition of the company’s U.K. E&P portfolio, non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
2024 Second Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended				Six months ended
	June 30, 2024			June 30, 2023	June 30, 2024			June 30, 2023
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	436	248	684	457	632	505	1 137	759

In Situ	28	99	127	109	43	203	246	235

Fort Hills	134	69	203	96	198	149	347	186

Syncrude	298	52	350	328	447	116	563	568

E&P(3)	—	220	220	174	—	355	355	306

R&M	335	39	374	376	482	59	541	501

Corporate and Eliminations	4	2	6	11	7	5	12	24
	1 235	729	1 964	1 551	1 809	1 392	3 201	2 579
Capitalized interest on debt			83	62			157	120
Total capital and exploration expenditures			2 047	1 613			3 358	2 699

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the second quarter and first six months of 2024, compared to $66 million and $108 million in the second quarter of 2023 and first six months of 2023, respectively.

During the second quarter of 2024, the company incurred $1.964 billion of capital expenditures, excluding capitalized interest, compared to $1.551 billion in the prior year quarter. The increase was primarily driven by increased expenditures at Oil Sands Base, related to timing of its planned turnaround, and economic investment directed towards the Upgrader 1 coke drum replacement and the new cogeneration facility and at Fort Hills related to the second North Pit mine opening and haul truck purchases.
Activity in the second quarter of 2024 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $684 million in the second quarter of 2024 and were primarily directed towards asset sustainment and maintenance expenditures related to the planned turnarounds and other maintenance projects. Economic investment expenditures were primarily related to the Upgrader 1 coke drum replacement, replacing the coke-fired boilers with a new cogeneration facility and the purchase of haul trucks equipped with autonomous haul systems.
In Situ capital expenditures were $127 million in the second quarter of 2024 and were primarily directed towards economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels.
Fort Hills capital expenditures were $203 million in the second quarter of 2024 and were primarily directed towards asset sustainment and maintenance expenditures related to the development, progression and execution of mining and tailings management projects. Economic investment expenditures were primarily related to the second North Pit mine opening and haul truck purchases.
Syncrude capital expenditures were $350 million in the second quarter of 2024 and were primarily directed towards asset sustainment and maintenance expenditures related to planned turnaround activities and tailings development. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $220 million in the second quarter of 2024 and were focused on economic investment projects, primarily the West White Rose Project and the SeaRose FPSO Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $374 million in the second quarter of 2024 and were primarily related to the company’s planned turnaround program.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $6 million in the second quarter of 2024 and were primarily directed towards investment in digital technologies.
22   2024 Second Quarter   Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended June 30
	2024	2023
Return on capital employed (ROCE)(1)(2)(3) (%)	15.6	13.2
Net debt to adjusted funds from operations(1)(4) (times)	0.6	0.8
Total debt to total debt plus shareholders’ equity(1)(4) (%)	20.4	25.2
Net debt to net debt plus shareholders’ equity(1)(4) (%)	16.9	21.5

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
For the twelve months ended June 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 16.7% for the twelve months ended June 30, 2023, excluding the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

(3)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2024 capital spending program of $6.3 billion to $6.5 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.
Available Sources of Liquidity
For the three months ended June 30, 2024, cash and cash equivalents decreased to $2.374 billion from $2.464 billion as at March 31, 2024. The use of cash in the second quarter of 2024 was due to the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB),the payment of dividends and a decrease in short-term indebtedness exceeding the company’s cash flow provided by operating activities.
For the six months ended June 30, 2024, cash and cash equivalents increased to $2.374 billion from $1.729 billion as at December 31, 2023, due to the company’s cash flow provided by operating activities exceeding the company’s capital and exploration expenditures, the payment of dividends, the repurchase of Suncor’s common shares under its NCIB and a decrease in short-term indebtedness.
As at June 30, 2024, the company had no short-term investments presented as cash and cash equivalents.
As at June 30, 2024, available credit facilities for liquidity purposes were $5.304 billion, compared to $4.957 billion as at December 31, 2023. The increase in available credit facilities was primarily due to a decrease in short-term indebtedness.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should help the company maintain its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements,
2024 Second Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at June 30, 2024, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 25.9% (December 31, 2023 – 26.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Six months ended
($ millions)	June 30, 2024	June 30, 2024
Total debt(1)(2) – beginning of period	12 016	11 581

Increase in long-term debt	—	—

Decrease in short-term debt	(688)	(467)

Foreign exchange on debt, and other	100	314
Total debt(1)(2) – June 30, 2024	11 428	11 428

Less: Cash and cash equivalents – June 30, 2024	2 374	2 374
Net debt(1)(2) – June 30, 2024	9 054	9 054

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

The company’s total debt decreased in the second quarter of 2024, primarily due to a decrease in short-term indebtedness, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2024.
The company’s total debt decreased in the first six months of 2024, primarily due a decrease in short-term indebtedness, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2023.
As at June 30, 2024, Suncor’s net debt was $9.054 billion, compared to $9.552 billion at March 31, 2024, and $9.852 billion at December 31, 2023. The decrease in net debt was primarily due to an increase in cash and cash equivalents, partially offset by the factors discussed above.
Common Shares
June 30,
(thousands)	2024
Common shares	1 275 829

Common share options – exercisable	7 982

Common share options – non-exercisable	2 376
As at August 1, 2024, the total number of common shares outstanding was 1,270,032,604 and the total number of exercisable and non-exercisable common share options outstanding was 10,116,499. Once vested, each outstanding common share option is exercisable for one common share.
Share Repurchases
In the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
Between February 26, 2024, and August 1, 2024, pursuant to Suncor’s NCIB, Suncor repurchased 24,489,250 common shares on the open market, representing the equivalent of 1.9% of its common shares as at February 12, 2024, for $1.281 billion, at a weighted average price of $52.32 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant
24   2024 Second Quarter   Suncor Energy Inc.

factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)	15 561	16 804	21 999	36 740

Weighted average repurchase price per share (dollars per share)	53.00	40.71	50.81	42.41

Share repurchase cost	825	684	1 118	1 558
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2023 annual MD&A, with no material updates to note during the six months ended June 30, 2024. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
During the second quarter of 2024, the company increased its commitments as a result of new haul truck leases entered into during the quarter with planned deliveries within the next year.
2024 Second Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022
Total production (mbbls/d)

Oil Sands	716.0	785.0	757.4	646.1	679.1	675.1	688.1	646.0

Exploration and Production	54.6	50.3	50.7	44.4	62.8	67.0	75.0	78.1
Total upstream production	770.6	835.3	808.1	690.5	741.9	742.1	763.1	724.1
Refinery crude oil processed (mbbls/d)	430.5	455.3	455.9	463.2	394.4	367.7	440.0	466.6
Revenues and other income

Gross revenues	14 014	13 305	13 589	13 911	12 434	12 272	14 754	15 869

Royalties	(1 125)	(924)	(779)	(1 262)	(715)	(358)	(834)	(925)
Operating revenues, net of royalties	12 889	12 381	12 810	12 649	11 719	11 914	13 920	14 944

Other income (loss)	151	148	1 328	(13)	(3)	342	(65)	113
	13 040	12 529	14 138	12 636	11 716	12 256	13 855	15 057
Net earnings (loss)	1 568	1 610	2 820	1 544	1 879	2 052	2 741	(609)

Per common share – basic (dollars)	1.22	1.25	2.18	1.19	1.44	1.54	2.03	(0.45)
Adjusted operating earnings(1)	1 626	1 817	1 635	1 980	1 253	1 809	2 432	2 565

Per common share(2)(3) (dollars)	1.27	1.41	1.26	1.52	0.96	1.36	1.81	1.88
Adjusted funds from operations(1)	3 397	3 169	4 034	3 634	2 655	3 002	4 189	4 473

Per common share(2)(3) (dollars)	2.65	2.46	3.12	2.80	2.03	2.26	3.11	3.28
Cash flow provided by operating activities	3 829	2 787	4 318	4 184	2 803	1 039	3 924	4 449

Per common share(3) (dollars)	2.98	2.16	3.34	3.22	2.14	0.78	2.91	3.26
Free funds flow(6)	1 350	1 858	2 482	2 057	1 042	1 916	2 887	3 094

Per common share(3) (dollars)	1.05	1.44	1.92	1.58	0.80	1.44	2.14	2.27
ROCE(2)(4) (%) for the twelve months ended	15.6	15.7	16.3	16.5	13.2	18.5	20.2	18.2
ROCE excluding impairments and impairment reversals(2)(4) (%) for the twelve months ended	15.6	15.7	16.3	16.5	16.7	22.1	23.7	21.9
Net debt(5)(6)	9 054	9 552	9 852	9 837	11 170	12 439	10 627	11 674
Common share information (dollars)

Dividend per common share(3)	0.55	0.55	0.55	0.52	0.52	0.52	0.52	0.47

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	52.15	49.99	42.45	46.71	38.86	41.96	42.95	38.90
New York Stock Exchange (US$)	38.10	36.91	32.04	34.38	29.32	31.05	31.73	28.15

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Presented on a basic per share basis.

(4)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average

26   2024 Second Quarter   Suncor Energy Inc.

capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.
(5)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

(6)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in net debt and free funds flow are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

Business Environment
(average for the three months ended)		Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022
WTI crude oil at Cushing	US$/bbl	80.55	76.95	78.35	82.20	73.75	76.10	82.65	91.65

Dated Brent crude	US$/bbl	84.90	83.25	84.05	86.70	78.35	81.25	88.65	100.95

Dated Brent/Maya FOB price differential	US$/bbl	12.05	14.10	12.55	11.15	14.75	18.40	17.70	17.95

MSW at Edmonton	Cdn$/bbl	105.25	92.20	99.70	107.80	95.10	99.05	110.05	116.85

WCS at Hardisty	US$/bbl	67.00	57.60	56.45	69.30	58.70	51.35	57.00	71.75

WTI-WCS light/heavy differential	US$/bbl	(13.55)	(19.35)	(21.90)	(12.90)	(15.05)	(24.75)	(25.65)	(19.90)

SYN-WTI (differential) premium	US$/bbl	2.80	(7.40)	0.30	2.80	2.90	2.10	4.15	8.80

Condensate at Edmonton	US$/bbl	77.15	72.80	76.25	77.90	72.35	79.85	83.40	87.35

Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.10	2.20	2.15	2.50	2.35	3.05	4.90	4.15

Alberta Power Pool Price	Cdn$/MWh	45.15	99.30	81.60	151.60	159.80	142.00	213.95	221.40

New York Harbor 2-1-1 crack(1)	US$/bbl	24.75	27.05	28.60	39.95	32.30	36.70	52.75	46.70

Chicago 2-1-1 crack(1)	US$/bbl	18.85	19.80	17.10	27.45	28.60	31.55	39.20	43.30

Portland 2-1-1 crack(1)	US$/bbl	29.30	26.85	29.35	55.90	37.30	37.40	50.70	57.30

Gulf Coast 2-1-1 crack(1)	US$/bbl	22.10	27.95	23.00	39.10	29.15	37.65	40.20	41.85

U.S. Renewable Volume Obligation	US$/bbl	3.40	3.70	4.75	7.45	7.70	8.20	8.55	8.10

Suncor custom 5-2-2-1 index(2)	US$/bbl	26.70	35.95	33.45	36.00	34.20	42.80	51.90	45.45

Exchange rate (average)	US$/Cdn$	0.73	0.74	0.73	0.75	0.74	0.74	0.74	0.77

Exchange rate (end of period)	US$/Cdn$	0.73	0.74	0.76	0.74	0.76	0.74	0.74	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2023 annual MD&A.

2024 Second Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2023, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2023, note 10 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2024, and the Financial Condition and Liquidity section of the 2023 annual MD&A.
Control Environment
Based on their evaluation as at June 30, 2024, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2024 corporate guidance ranges (which were originally disclosed via press release on December 5, 2023), a copy of which is also available on www.sedarplus.ca.
28   2024 Second Quarter   Suncor Energy Inc.

9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2024 Second Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended June 30
($ millions, except as noted)		2024	2023
Adjustments to net earnings

Net earnings		7 542	6 063

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		344	269

Net interest expense		356	440
Adjusted net earnings(1)	A	8 242	6 772
Capital employed – beginning of twelve-month period

Net debt(2)(4)		11 170	12 791

Shareholders’ equity		40 819	39 765
		51 989	52 556
Capital employed – end of twelve-month period

Net debt(2)(4)		9 054	11 170

Shareholders’ equity		44 501	40 819
		53 555	51 989
Average capital employed	B	52 962	51 183
ROCE (%)(3)(5)	A/B	15.6	13.2

(1)
Total before-tax impact of adjustments is $848 million for the twelve months ended June 30, 2024, and $862 million for the twelve months ended June 30, 2023.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended June 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. ROCE would have been 16.7% for the twelve months ended June 30, 2023, excluding the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

(5)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

30   2024 Second Quarter   Suncor Energy Inc.

Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 792	1 267	196	956	593	518	(398)	(390)	—	—	2 183	2 351

Adjustments for:

Depreciation, depletion, amortization and impairment	1 235	1 183	184	142	236	224	29	28	—	—	1 684	1 577

Accretion	129	115	17	18	3	1	—	—	—	—	149	134

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	103	(244)	—	—	103	(244)

Change in fair value of financial instruments and trading inventory	(42)	18	15	12	41	16	—	—	—	—	14	46

(Gain) loss on disposal of assets	—	—	—	(607)	—	(7)	1	(18)	—	—	1	(632)

Share-based compensation	43	23	3	1	20	8	32	(13)	—	—	98	19

Settlement of decommissioning and restoration liabilities	(85)	(65)	(18)	(2)	(9)	(5)	—	—	—	—	(112)	(72)

Other	36	16	1	1	9	26	12	(18)	—	—	58	25

Current income tax expense	—	—	—	—	—	—	—	—	(781)	(549)	(781)	(549)
Adjusted funds from (used in) operations	3 108	2 557	398	521	893	781	(221)	(655)	(781)	(549)	3 397	2 655

Change in non-cash working capital											432	148
Cash flow provided by operating activities											3 829	2 803
2024 Second Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	3 163	2 744	470	1 331	1 707	1 511	(937)	(521)	—	—	4 403	5 065

Adjustments for:

Depreciation, depletion, amortization and impairment	2 420	2 321	354	269	480	444	58	59	—	—	3 312	3 093

Accretion	255	229	33	35	6	3	—	—	—	—	294	267

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	323	(241)	—	—	323	(241)

Change in fair value of financial instruments and trading inventory	(40)	45	18	(13)	66	44	—	—	—	—	44	76

Gain on disposal of assets	—	—	—	(608)	—	(18)	(2)	(320)	—	—	(2)	(946)

Share-based compensation	(128)	(37)	6	2	(58)	(19)	(96)	(130)	—	—	(276)	(184)

Settlement of decommissioning and restoration liabilities	(197)	(189)	(20)	(4)	(18)	(12)	—	—	—	—	(235)	(205)

Other	78	32	4	—	16	22	35	(35)	—	—	133	19

Current income tax expense	—	—	—	—	—	—	—	—	(1 430)	(1 287)	(1 430)	(1 287)
Adjusted funds from (used in) operations	5 551	5 145	865	1 012	2 199	1 975	(619)	(1 188)	(1 430)	(1 287)	6 566	5 657

Change in non-cash working capital											50	(1 815)
Cash flow provided by operating activities											6 616	3 842
Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	3 108	2 557	398	521	893	781	(221)	(655)	(781)	(549)	3 397	2 655

Capital expenditures including capitalized interest(1)	(1 437)	(1 043)	(229)	(182)	(375)	(377)	(6)	(11)	—	—	(2 047)	(1 613)
Free funds flow (deficit)	1 671	1 514	169	339	518	404	(227)	(666)	(781)	(549)	1 350	1 042
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	5 551	5 145	865	1 012	2 199	1 975	(619)	(1 188)	(1 430)	(1 287)	6 566	5 657

Capital expenditures including capitalized interest(1)	(2 432)	(1 853)	(371)	(320)	(543)	(502)	(12)	(24)	—	—	(3 358)	(2 699)
Free funds flow (deficit)	3 119	3 292	494	692	1 656	1 473	(631)	(1 212)	(1 430)	(1 287)	3 208	2 958

(1)
Excludes capital expenditures related to assets previously held for sale of nil in the second quarter and first six months of 2024, compared to $66 million and $108 million in the second quarter and first six months of 2023, respectively.

32   2024 Second Quarter   Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expense for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2024	2023	2024	2023
Refining and marketing gross margin reconciliation

Operating revenues	8 057	7 272	15 670	14 445

Purchases of crude oil and products	(6 519)	(5 797)	(12 107)	(11 151)
	1 538	1 475	3 563	3 294

Other income	43	13	117	169

Non-refining and marketing margin	(13)	(33)	(55)	(35)
Refining and marketing gross margin – FIFO	1 568	1 455	3 625	3 428

Refinery production(1) (mbbls)	41 669	38 214	85 743	73 797
Refining and marketing gross margin – FIFO ($/bbl)	37.65	38.10	42.30	46.45
FIFO and risk management activities adjustment	(53)	116	(93)	247
Refining and marketing gross margin – LIFO	1 515	1 571	3 532	3 675
Refining and marketing gross margin – LIFO ($/bbl)	36.35	41.10	41.20	49.80
Refining operating expense reconciliation

Operating, selling and general expense	603	604	1 221	1 254

Non-refining costs	(313)	(300)	(616)	(660)
Refining operating expense	290	304	605	594

Refinery production(1) (mbbls)	41 669	38 214	85 743	73 797
Refining operating expense ($/bbl)	6.95	7.95	7.05	8.05

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2024 Second Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	June 30	December 31
($ millions, except as noted)	2024	2023
Short-term debt	38	494

Current portion of long-term debt	—	—

Long-term debt	11 390	11 087
Total debt(1)	11 428	11 581

Less: Cash and cash equivalents	2 374	1 729
Net debt(1)	9 054	9 852

Shareholders’ equity	44 501	43 279
Total debt plus shareholders’ equity	55 929	54 860
Total debt to total debt plus shareholders’ equity(1) (%)	20.4	21.1
Net debt to net debt plus shareholders’ equity(1) (%)	16.9	18.5

(1)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
34   2024 Second Quarter   Suncor Energy Inc.

Oil Sands Price Realizations
Three months ended	June 30, 2024				June 30, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 818	4 614	7 432	7 432	1 446	4 732	6 178	6 178

Other income (loss)	60	12	72	72	26	(31)	(5)	(5)

Purchases of crude oil and products	(651)	(45)	(696)	(696)	(327)	(34)	(361)	(361)

Gross realization adjustment(1)	(43)	(30)	(73)		15	(52)	(37)
Gross realization	2 184	4 551	6 735		1 160	4 615	5 775
Transportation and distribution	(139)	(153)	(292)	(292)	(119)	(176)	(295)	(295)
Price realization	2 045	4 398	6 443		1 041	4 439	5 480
Sales volumes (mbbls)	24 811	41 296	66 107		14 887	46 550	61 437
Price realization per barrel	82.46	106.49	97.48		69.91	95.36	89.19
Six months ended	June 30, 2024				June 30, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	4 880	9 474	14 354	14 354	2 681	9 564	12 245	12 245

Other income (loss)	119	8	127	127	150	(40)	110	110

Purchases of crude oil and products	(1 208)	(117)	(1 325)	(1 325)	(664)	(105)	(769)	(769)

Gross realization adjustment(1)	(65)	(124)	(189)		(90)	(160)	(250)
Gross realization	3 726	9 241	12 967		2 077	9 259	11 336
Transportation and distribution	(297)	(287)	(584)	(584)	(228)	(337)	(565)	(565)
Price realization	3 429	8 954	12 383		1 849	8 922	10 771
Sales volumes (mbbls)	46 091	91 373	137 464		30 555	91 911	122 466
Price realization per barrel	74.37	98.03	90.09		60.47	97.08	87.95

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2024 Second Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
E&P Price Realizations
Three months ended	June 30, 2024				June 30, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	437	236	673	122	549	142	813

Transportation and distribution	—	(21)	(3)	(24)	(4)	(13)	(4)	(21)
Price realization	—	416	233		118	536	138
Sales volumes (mbbls)	—	3 748			1 155	5 065
Price realization per barrel	—	111.39			102.44	105.81
Six months ended	June 30, 2024				June 30, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	1 046	392	1 438	306	1 007	234	1 547

Transportation and distribution	—	(44)	(5)	(49)	(9)	(27)	(6)	(42)
Price realization	—	1 002	387		297	980	228
Sales volumes (mbbls)	—	9 180			2 729	9 454
Price realization per barrel	—	109.50			109.01	103.63

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the second quarter of 2024, revenue included a gross-up amount of  $179 million, with an offsetting amount of  $89 million in royalties in the E&P segment and $90 million in income tax expense recorded at the consolidated level. In the first six months of 2024, revenue included a gross-up amount of  $298 million, with an offsetting amount of  $151 million in royalties in the E&P segment and $147 million in income tax expense recorded at the consolidated level. In the second quarter of 2023, revenue included a gross-up amount of  $108 million, with an offsetting amount of $48 million in royalties in the E&P segment and $60 million in income tax expense recorded at the consolidated level. In the first six months of 2023, revenue included a gross-up amount of  $175 million, with an offsetting amount of  $83 million in royalties in the E&P segment and $92 million in income tax expense recorded at the consolidated level.

36   2024 Second Quarter   Suncor Energy Inc.

10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts	Financial and Business Environment
MWh	megawatts per hour	Q2	Three months ended June 30
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend
2024 Second Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
11. Advisories
Forward-Looking Statements
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s expectation that its indicative 5-2-2-1 index will continue to be an appropriate measure of Suncor’s actual results;

•
expectations regarding planned maintenance events, specifically the expectation that scheduled maintenance activities at Mackay River will be completed in the third quarter of 2024, and that significant planned turnaround activities at Oil Sands Base Upgrader 2 will start in the third quarter of 2024 and be completed in the fourth quarter of 2024;

•
Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;

•
Suncor’s expectation that additional haul trucks will be delivered within the next year as a result of new haul truck leases;

•
statements regarding Suncor’s planned 2024 capital spending program of $6.3 billion to $6.5 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen
38   2024 Second Quarter   Suncor Energy Inc.

feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
2024 Second Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2023 annual MD&A, the 2023 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
40   2024 Second Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Revenues and Other Income

Gross revenues (note 4)	14 014	12 434	27 319	24 706

Less: royalties	(1 125)	(715)	(2 049)	(1 073)

Other income (loss) (note 5)	151	(3)	299	339
	13 040	11 716	25 569	23 972
Expenses

Purchases of crude oil and products	5 162	4 377	9 520	8 446

Operating, selling and general	3 153	3 440	6 593	6 864

Transportation and distribution	438	441	848	832

Depreciation, depletion, amortization and impairment	1 684	1 577	3 312	3 093

Exploration	15	7	74	49

Loss (gain) on disposal of assets (note 11)	1	(632)	(2)	(946)

Financing expenses (note 7)	404	155	821	569
	10 857	9 365	21 166	18 907
Earnings before Income Taxes	2 183	2 351	4 403	5 065
Income Tax Expense (Recovery)

Current	781	549	1 430	1 287

Deferred	(166)	(77)	(205)	(153)
	615	472	1 225	1 134
Net Earnings	1 568	1 879	3 178	3 931
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	11	30	(5)	82

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 13)	91	(17)	490	25
Other Comprehensive Income	102	13	485	107
Total Comprehensive Income	1 670	1 892	3 663	4 038
Per Common Share (dollars) (note 8)

Net earnings – basic	1.22	1.44	2.47	2.98

Net earnings – diluted	1.22	1.43	2.47	2.98

Cash dividends	0.55	0.52	1.10	1.04
See accompanying notes to the condensed interim consolidated financial statements.
2024 Second Quarter   Suncor Energy Inc.   41

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	June 30 2024	December 31 2023
Assets

Current assets

Cash and cash equivalents	2 374	1 729

Accounts receivable	6 749	5 735

Inventories	5 530	5 365

Income taxes receivable	667	980
Total current assets	15 320	13 809

Property, plant and equipment, net	67 710	67 650

Exploration and evaluation	1 742	1 758

Other assets	2 009	1 710

Goodwill and other intangible assets	3 498	3 528

Deferred income taxes	109	84
Total assets	90 388	88 539
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	38	494

Current portion of long-term lease liabilities	435	348

Accounts payable and accrued liabilities	9 121	7 731

Current portion of provisions	904	983

Income taxes payable	19	41
Total current liabilities	10 517	9 597

Long-term debt	11 390	11 087

Long-term lease liabilities	3 703	3 478

Other long-term liabilities	1 224	1 488

Provisions (note 12)	11 068	11 610

Deferred income taxes	7 985	8 000

Equity	44 501	43 279
Total liabilities and shareholders’ equity	90 388	88 539
See accompanying notes to the condensed interim consolidated financial statements.
42   2024 Second Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Operating Activities

Net Earnings	1 568	1 879	3 178	3 931

Adjustments for:

Depreciation, depletion, amortization and impairment	1 684	1 577	3 312	3 093

Deferred income tax recovery	(166)	(77)	(205)	(153)

Accretion (note 7)	149	134	294	267

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 7)	103	(244)	323	(241)

Change in fair value of financial instruments and trading inventory	14	46	44	76

Loss (gain) on disposal of assets (note 11)	1	(632)	(2)	(946)

Share-based compensation	98	19	(276)	(184)

Settlement of decommissioning and restoration liabilities	(112)	(72)	(235)	(205)

Other	58	25	133	19

Decrease (increase) in non-cash working capital	432	148	50	(1 815)
Cash flow provided by operating activities	3 829	2 803	6 616	3 842
Investing Activities

Capital and exploration expenditures	(2 047)	(1 613)	(3 358)	(2 699)

Capital expenditures on assets held for sale	—	(66)	—	(108)

Acquisitions, net of cash acquired (note 11)	—	—	—	(712)

Proceeds from disposal of assets (note 11)	15	1 092	23	1 829

Other investments	(2)	(28)	(3)	(47)

Decrease in non-cash working capital	246	348	215	229
Cash flow used in investing activities	(1 788)	(267)	(3 123)	(1 508)
Financing Activities

Net (decrease) increase in short-term debt	(688)	446	(467)	1 408

Repayment of long-term debt	—	—	—	(5)

Lease liability payments	(107)	(82)	(205)	(164)

Issuance of common shares under share option plans	177	20	307	56

Repurchase of common shares (note 9)	(825)	(684)	(1 118)	(1 558)

Distributions relating to non-controlling interest	(4)	(4)	(8)	(8)

Dividends paid on common shares	(698)	(679)	(1 400)	(1 369)
Cash flow used in financing activities	(2 145)	(983)	(2 891)	(1 640)
(Decrease) Increase in Cash and Cash Equivalents	(104)	1 553	602	694

Effect of foreign exchange on cash and cash equivalents	14	(71)	43	(64)

Cash and cash equivalents at beginning of period	2 464	1 128	1 729	1 980
Cash and Cash Equivalents at End of Period	2 374	2 610	2 374	2 610
Supplementary Cash Flow Information

Interest paid	316	303	452	462

Income taxes paid	959	645	984	1 876
See accompanying notes to the condensed interim consolidated financial statements.
2024 Second Quarter   Suncor Energy Inc.   43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	3 931	3 931	—

Foreign currency translation adjustment	—	—	82	—	82	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $9	—	—	—	25	25	—
Total comprehensive income	—	—	82	3 956	4 038	—

Issued under share option plans	56	—	—	—	56	1 386

Repurchase of common shares for cancellation (note 9)	(615)	—	—	(943)	(1 558)	(36 740)

Change in liability for share repurchase commitment	104	—	—	172	276	—

Share-based compensation	—	9	—	—	9	—

Dividends paid on common shares	—	—	—	(1 369)	(1 369)	—
At June 30, 2023	21 802	580	1 056	17 381	40 819	1 302 117
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	3 178	3 178	—

Foreign currency translation adjustment	—	—	(5)	—	(5)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $155 (note 13)	—	—	—	490	490	—
Total comprehensive income	—	—	(5)	3 668	3 663	—

Issued under share option plans	351	(48)	—	—	303	7 728

Repurchase of common shares for cancellation(1) (note 9)	(372)	—	—	(761)	(1 133)	(21 999)

Change in liability for share repurchase commitment (note 9)	(60)	—	—	(158)	(218)	—

Share-based compensation (note 6)	—	7	—	—	7	—

Dividends paid on common shares	—	—	—	(1 400)	(1 400)	—
At June 30, 2024	21 580	528	1 043	21 350	44 501	1 275 829

(1)
Includes $15 million of taxes on share repurchases for the six months ended June 30, 2024.

See accompanying notes to the condensed interim consolidated financial statements.
44   2024 Second Quarter   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2023.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. NEW IFRS STANDARDS
(a) Adoption of New IFRS Standards
In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The company adopted the amendments on the effective date January 1, 2024, and there was no material impact to the consolidated financial statements as a result of the initial application.
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The company adopted the amendments on the effective date January 1, 2024, and there was no impact to the consolidated financial statements as a result of the initial application.
2024 Second Quarter   Suncor Energy Inc.   45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Recently Announced Accounting Pronouncements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retroactively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.
4. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	5 319	4 365	673	813	8 022	7 258	—	(2)	14 014	12 434

Intersegment revenues	2 113	1 813	—	—	35	14	(2 148)	(1 827)	—	—

Less: Royalties	(1 001)	(599)	(124)	(116)	—	—	—	—	(1 125)	(715)
Operating revenues, net of royalties	6 431	5 579	549	697	8 057	7 272	(2 148)	(1 829)	12 889	11 719

Other income (loss)	72	(5)	(5)	(22)	43	13	41	11	151	(3)
	6 503	5 574	544	675	8 100	7 285	(2 107)	(1 818)	13 040	11 716
Expenses

Purchases of crude oil and products	696	361	—	—	6 519	5 797	(2 053)	(1 781)	5 162	4 377

Operating, selling and general	2 278	2 299	120	143	603	604	152	394	3 153	3 440

Transportation and distribution	292	295	24	21	132	135	(10)	(10)	438	441

Depreciation, depletion, amortization and impairment	1 235	1 183	184	142	236	224	29	28	1 684	1 577

Exploration	13	4	2	3	—	—	—	—	15	7

(Gain) loss on disposal of assets	—	—	—	(607)	—	(7)	1	(18)	1	(632)

Financing expenses (income)	197	165	18	17	17	14	172	(41)	404	155
	4 711	4 307	348	(281)	7 507	6 767	(1 709)	(1 428)	10 857	9 365
Earnings (Loss) before Income Taxes	1 792	1 267	196	956	593	518	(398)	(390)	2 183	2 351

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	781	549

Deferred	—	—	—	—	—	—	—	—	(166)	(77)
	—	—	—	—	—	—	—	—	615	472
Net Earnings	—	—	—	—	—	—	—	—	1 568	1 879
Capital and Exploration Expenditures(1)	1 437	1 043	229	182	375	377	6	11	2 047	1 613

(1)
Excludes capital expenditures related to assets previously held for sale of  $66 million for the three months ended June 30, 2023.

46   2024 Second Quarter   Suncor Energy Inc.

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	10 257	8 749	1 438	1 547	15 625	14 414	(1)	(4)	27 319	24 706

Intersegment revenues	4 097	3 496	—	—	45	31	(4 142)	(3 527)	—	—

Less: Royalties	(1 783)	(871)	(266)	(202)	—	—	—	—	(2 049)	(1 073)
Operating revenues, net of royalties	12 571	11 374	1 172	1 345	15 670	14 445	(4 143)	(3 531)	25 270	23 633

Other income	127	110	1	10	117	169	54	50	299	339
	12 698	11 484	1 173	1 355	15 787	14 614	(4 089)	(3 481)	25 569	23 972
Expenses

Purchases of crude oil and products	1 325	769	—	—	12 107	11 151	(3 912)	(3 474)	9 520	8 446

Operating, selling and general	4 760	4 720	261	276	1 221	1 254	351	614	6 593	6 864

Transportation and distribution	584	565	49	42	235	244	(20)	(19)	848	832

Depreciation, depletion, amortization and impairment	2 420	2 321	354	269	480	444	58	59	3 312	3 093

Exploration	70	39	4	10	—	—	—	—	74	49

Gain on disposal of assets	—	—	—	(608)	—	(18)	(2)	(320)	(2)	(946)

Financing expenses	376	326	35	35	37	28	373	180	821	569
	9 535	8 740	703	24	14 080	13 103	(3 152)	(2 960)	21 166	18 907
Earnings (Loss) before Income Taxes	3 163	2 744	470	1 331	1 707	1 511	(937)	(521)	4 403	5 065

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	1 430	1 287

Deferred	—	—	—	—	—	—	—	—	(205)	(153)
	—	—	—	—	—	—	—	—	1 225	1 134
Net Earnings	—	—	—	—	—	—	—	—	3 178	3 931
Capital and Exploration Expenditures(1)	2 432	1 853	371	320	543	502	12	24	3 358	2 699

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the six months ended June 30, 2023.

2024 Second Quarter   Suncor Energy Inc.   47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended June 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 614	—	4 614	4 732	—	4 732

Bitumen	2 818	—	2 818	1 446	—	1 446
	7 432	—	7 432	6 178	—	6 178
Exploration and Production

Crude oil and natural gas liquids	437	236	673	549	263	812

Natural gas	—	—	—	—	1	1
	437	236	673	549	264	813
Refining and Marketing

Gasoline	3 519	—	3 519	3 343	—	3 343

Distillate	3 813	—	3 813	3 223	—	3 223

Other	725	—	725	706	—	706
	8 057	—	8 057	7 272	—	7 272
Corporate and Eliminations
	(2 148)	—	(2 148)	(1 829)	—	(1 829)
Total Revenue from Contracts with Customers	13 778	236	14 014	12 170	264	12 434
Six months ended June 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	9 474	—	9 474	9 564	—	9 564

Bitumen	4 880	—	4 880	2 681	—	2 681
	14 354	—	14 354	12 245	—	12 245
Exploration and Production

Crude oil and natural gas liquids	1 046	392	1 438	1 007	534	1 541

Natural gas	—	—	—	—	6	6
	1 046	392	1 438	1 007	540	1 547
Refining and Marketing

Gasoline	6 509	—	6 509	6 161	—	6 161

Distillate	7 774	—	7 774	7 009	—	7 009

Other	1 387	—	1 387	1 275	—	1 275
	15 670	—	15 670	14 445	—	14 445
Corporate and Eliminations
	(4 143)	—	(4 143)	(3 531)	—	(3 531)
Total Revenue from Contracts with Customers	26 927	392	27 319	24 166	540	24 706
48   2024 Second Quarter   Suncor Energy Inc.

5. OTHER INCOME (LOSS)
Other income (loss) consists of the following:
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Energy trading and risk management	83	(12)	139	267

Investment and interest income	68	9	107	68

Insurance proceeds and other	—	—	53	4
	151	(3)	299	339
6. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Equity-settled plans	4	4	7	9

Cash-settled plans	124	18	280	114
	128	22	287	123
7. FINANCING EXPENSES
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Interest on debt	184	191	365	388

Interest on lease liabilities	69	50	125	96

Capitalized interest	(83)	(62)	(157)	(120)
Interest expense	170	179	333	364

Interest on partnership liability	12	13	24	25

Interest on pension and other post-retirement benefits	5	(3)	11	3

Accretion	149	134	294	267

Foreign exchange loss (gain) on U.S. dollar denominated debt	103	(244)	323	(241)

Operational foreign exchange and other	(35)	76	(164)	151
	404	155	821	569
In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
2024 Second Quarter   Suncor Energy Inc.   49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. EARNINGS PER COMMON SHARE
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Net earnings	1 568	1 879	3 178	3 931
(millions of common shares)
Weighted average number of common shares	1 283	1 309	1 286	1 319

Dilutive securities:

Effect of share options	2	1	2	2
Weighted average number of diluted common shares	1 285	1 310	1 288	1 321
(dollars per common share)
Basic earnings per share	1.22	1.44	2.47	2.98
Diluted earnings per share	1.22	1.43	2.47	2.98
9. NORMAL COURSE ISSUER BID
During the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
A share buyback tax was substantively enacted during the second quarter of 2024, with an effective date of January 1, 2024, and the company has prospectively applied this tax on its share repurchase activities.
For the three months ended June 30, 2024, the company repurchased 15.6 million common shares under the 2024 renewed NCIB at an average price of $53.00 per share, for a total repurchase cost of $0.8 billion, including taxes. For the six months ended June 30, 2024, the company repurchased 3.4 million common shares under the previous 2023 NCIB and 18.6 million under the 2024 renewed NCIB at an average price of $50.81 per share, for a total repurchase cost of $1.1 billion, including taxes.
For the three months ended June 30, 2023, the company repurchased 16.8 million common shares under the 2023 renewed NCIB at an average price of $40.71 per share, for a total repurchase cost of $0.7 billion. For the six months ended June 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 28.4 million under the 2023 renewed NCIB at an average price of $42.41 per share, for a total repurchase cost of $1.6 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)

Shares repurchased	15 561	16 804	21 999	36 740
Amounts charged to:

Share capital	264	281	372	615

Retained earnings(1)	576	403	761	943
Share repurchase cost	840	684	1 133	1 558

(1)
Includes $15 million of taxes on share repurchases for the three and six months ended June 30, 2024.

50   2024 Second Quarter   Suncor Energy Inc.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	June 30 2024	December 31 2023
Amounts charged to:

Share capital	120	60

Retained earnings	248	90
Liability for share purchase commitment	368	150
10. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2023	(20)

Changes in fair value recognized in earnings during the year	(46)

Cash settlements – paid (received) during the year	34
Fair value outstanding at June 30, 2024	(32)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
2024 Second Quarter   Suncor Energy Inc.   51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2024:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	56	48	—	104

Accounts payable	(101)	(35)	—	(136)
	(45)	13	—	(32)
During the second quarter of 2024, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At June 30, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $11.4 billion (December 31, 2023 – $11.1 billion) and the fair value was $11.2 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills:
During the first quarter of 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
During the fourth quarter of 2023, the company completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax).
12. PROVISIONS
Suncor’s decommissioning and restoration provision decreased by $519 million for the six months ended June 30, 2024. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.50% (December 31, 2023 – 5.20%).
13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the six months ended June 30, 2024, the actuarial gain on employee retirement benefit plans was $490 million (net of taxes of $155 million), mainly due to an increase in the discount rate to 5.00% (December 31, 2023 – 4.60%).
52   2024 Second Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
	Quarter Ended					Six Months Ended		Year Ended
($ millions, except per share amounts)	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Jun 30 2024	Jun 30 2023	Dec 31 2023
Gross revenues	14 014	13 305	13 589	13 911	12 434	27 319	24 706	52 206

Less: Royalties	(1 125)	(924)	(779)	(1 262)	(715)	(2 049)	(1 073)	(3 114)
Operating revenues, net of royalties	12 889	12 381	12 810	12 649	11 719	25 270	23 633	49 092
Earnings (loss) before income taxes

Oil Sands	1 792	1 371	2 660	1 407	1 267	3 163	2 744	6 811

Exploration and Production	196	274	133	227	956	470	1 331	1 691

Refining and Marketing	593	1 114	598	1 274	518	1 707	1 511	3 383

Corporate and Eliminations	(398)	(539)	(1)	(774)	(390)	(937)	(521)	(1 296)

Income tax expense	(615)	(610)	(570)	(590)	(472)	(1 225)	(1 134)	(2 294)
Net earnings	1 568	1 610	2 820	1 544	1 879	3 178	3 931	8 295
Adjusted operating earnings (loss)(A)

Oil Sands	1 745	1 365	1 526	1 670	1 281	3 110	2 771	5 967

Exploration and Production	196	274	133	227	349	470	724	1 084

Refining and Marketing	588	1 118	598	1 277	494	1 706	1 492	3 367

Corporate and Eliminations	(295)	(319)	(42)	(518)	(359)	(614)	(789)	(1 349)

Income tax expense included in adjusted operating earnings	(608)	(621)	(580)	(676)	(512)	(1 229)	(1 136)	(2 392)
Total	1 626	1 817	1 635	1 980	1 253	3 443	3 062	6 677
Adjusted funds from (used in) operations(A)

Oil Sands	3 108	2 443	2 651	2 929	2 557	5 551	5 145	10 725

Exploration and Production	398	467	228	372	521	865	1 012	1 612

Refining and Marketing	893	1 306	811	1 482	781	2 199	1 975	4 268

Corporate and Eliminations	(221)	(398)	10	(368)	(655)	(619)	(1 188)	(1 546)

Current income tax (expense) recovery	(781)	(649)	334	(781)	(549)	(1 430)	(1 287)	(1 734)
Total	3 397	3 169	4 034	3 634	2 655	6 566	5 657	13 325
Change in non-cash working capital	432	(382)	284	550	148	50	(1 815)	(981)
Cash flow provided by operating activities	3 829	2 787	4 318	4 184	2 803	6 616	3 842	12 344
Free funds flow (deficit)(A)(B)

Oil Sands	1 671	1 448	1 583	1 754	1 514	3 119	3 292	6 629

Exploration and Production	169	325	67	185	339	494	692	944

Refining and Marketing	518	1 138	506	1 287	404	1 656	1 473	3 266

Corporate and Eliminations	(227)	(404)	(8)	(388)	(666)	(631)	(1 212)	(1 608)

Current income tax (expense) recovery	(781)	(649)	334	(781)	(549)	(1 430)	(1 287)	(1 734)
Total	1 350	1 858	2 482	2 057	1 042	3 208	2 958	7 497
Per common share

Net earnings – basic	1.22	1.25	2.18	1.19	1.44	2.47	2.98	6.34

Net earnings – diluted	1.22	1.25	2.18	1.19	1.43	2.47	2.98	6.33

Adjusted operating earnings(A)(C)	1.27	1.41	1.26	1.52	0.96	2.68	2.32	5.10

Cash dividends(C)	0.55	0.55	0.55	0.52	0.52	1.10	1.04	2.11

Adjusted funds from operations(A)(C)	2.65	2.46	3.12	2.80	2.03	5.11	4.29	10.19

Cash flow provided by operating activities(C)	2.98	2.16	3.34	3.22	2.14	5.14	2.91	9.44

Free funds flow(A)(B)(C)	1.05	1.44	1.92	1.58	0.80	2.49	2.24	5.73
Returns to shareholders

Dividends paid on common shares	698	702	704	676	679	1 400	1 369	2 749

Repurchase of common shares	825	293	375	300	684	1 118	1 558	2 233
Total returns to shareholders	1 523	995	1 079	976	1 363	2 518	2 927	4 982
Capital and exploration expenditures (including capitalized interest)

Oil Sands	1 437	995	1 068	1 175	1 043	2 432	1 853	4 096

Exploration and Production(D)	229	142	161	187	182	371	320	668

Refining and Marketing	375	168	305	195	377	543	502	1 002

Corporate and Eliminations	6	6	18	20	11	12	24	62
Total capital and exploration expenditures	2 047	1 311	1 552	1 577	1 613	3 358	2 699	5 828
See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Second Quarter   Suncor Energy Inc.   53

Supplemental Financial and Operating Information (continued)
Quarterly Financial Summary
(unaudited)
	For the twelve months ended
	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023
Return on capital employed (ROCE)(A)(E) (%)	15.6	15.7	16.3	16.5	13.2

ROCE excluding impairments and impairment reversals(A)(E) (%)	15.6	15.7	16.3	16.5	16.7

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Beginning in the second quarter of 2024, the company included the presentation of free funds flow by segment and on a basic per share basis.

(C)
Presented on a basic per share basis.

(D)
Excludes capital expenditures related to assets previously held for sale of  $66 million in the second quarter of 2023 and $42 million in the first quarter of 2023.

(E)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitors capital structure. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
54   2024 Second Quarter   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	Quarter Ended					Six Months Ended		Year Ended
Oil Sands	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Jun 30 2024	Jun 30 2023	Dec 31 2023
Production volumes (mbbls/d)
Total Oil Sands bitumen production	834.4	932.1	866.2	787.0	814.3	883.3	812.8	819.8
Oil Sands production volumes(A)

Oil Sands operations – SCO, diesel and other products	321.6	374.6	288.9	288.9	350.2	348.1	341.5	314.9

Oil Sands operations – Bitumen	136.9	120.3	171.5	121.6	89.9	128.6	99.8	123.4

Syncrude – SCO, diesel and bitumen	171.1	197.9	208.1	200.0	171.5	184.5	180.7	192.6

Fort Hills – Bitumen	166.9	177.6	154.1	86.1	110.2	172.3	92.5	106.4

Inter-asset transfers and consumption	(80.5)	(85.4)	(65.2)	(50.5)	(42.7)	(83.0)	(37.4)	(47.7)
Total Oil Sands production volumes	716.0	785.0	757.4	646.1	679.1	750.5	677.1	689.6
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	321.6	374.6	288.9	288.9	350.2	348.1	341.5	314.9

Syncrude	166.7	197.9	206.7	200.0	171.4	182.3	178.1	190.9

Inter-asset transfers and consumption	(26.6)	(27.5)	(19.9)	(19.6)	(16.6)	(27.1)	(18.1)	(18.8)
Total Oil Sands – upgraded – net SCO and diesel production	461.7	545.0	475.7	469.3	505.0	503.3	501.5	487.0
Oil Sands – non-upgraded bitumen

Oil Sands operations	136.9	120.3	171.5	121.6	89.9	128.6	99.8	123.4

Fort Hills	166.9	177.6	154.1	86.1	110.2	172.3	92.5	106.4

Syncrude	4.4	—	1.4	—	0.1	2.2	2.6	1.7

Inter-asset transfers	(53.9)	(57.9)	(45.3)	(30.9)	(26.1)	(55.9)	(19.3)	(28.9)
Total Oil Sands – non-upgraded bitumen production	254.3	240.0	281.7	176.8	174.1	247.2	175.6	202.6
Oil Sands production volumes to market

Upgraded – net SCO and diesel	461.7	545.0	475.7	469.3	505.0	503.3	501.5	487.0

Non-upgraded bitumen	254.3	240.0	281.7	176.8	174.1	247.2	175.6	202.6
Total Oil Sands production volumes	716.0	785.0	757.4	646.1	679.1	750.5	677.1	689.6
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	453.8	550.3	457.3	474.1	511.5	502.0	507.8	486.6

Non-upgraded bitumen	272.6	233.8	277.5	181.6	163.6	253.3	168.8	199.4
Total Oil Sands sales volumes	726.4	784.1	734.8	655.7	675.1	755.3	676.6	686.0
Oil Sands operations cash operating costs(1)(B) ($ millions)

Cash costs	1 123	1 107	1 199	1 020	1 082	2 230	2 106	4 325

Natural gas	65	103	107	80	84	168	239	426
	1 188	1 210	1 306	1 100	1 166	2 398	2 345	4 751
Oil Sands operations cash operating costs(1)(B) ($/bbl)*

Cash costs	26.90	24.55	28.30	27.00	27.00	25.70	26.35	27.05

Natural gas	1.55	2.30	2.50	2.15	2.10	1.95	3.00	2.65
	28.45	26.85	30.80	29.15	29.10	27.65	29.35	29.70
Fort Hills cash operating costs(1)(B)(C) ($ millions)

Cash costs	453	505	382	331	301	958	561	1 274

Natural gas	12	26	16	13	14	38	32	61
	465	531	398	344	315	996	593	1 335
Fort Hills cash operating costs(1)(B)(C) ($/bbl)*

Cash costs	29.80	31.20	26.95	41.80	29.95	30.50	33.55	32.85

Natural gas	0.80	1.65	1.15	1.60	1.45	1.25	1.90	1.55
	30.60	32.85	28.10	43.40	31.40	31.75	35.45	34.40
Syncrude cash operating costs(1)(B) ($ millions)

Cash costs	615	620	629	592	647	1 235	1 302	2 523

Natural gas	10	22	19	17	18	32	52	88
	625	642	648	609	665	1 267	1 354	2 611
Syncrude cash operating costs(1)(B) ($/bbl)*

Cash costs	39.50	34.45	32.85	32.20	41.45	36.80	39.80	35.90

Natural gas	0.65	1.25	1.00	0.95	1.15	0.95	1.55	1.25
	40.15	35.70	33.85	33.15	42.60	37.75	41.35	37.15

(A)
Beginning in the first quarter of 2024, to better reflect the company’s individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(B)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(C)
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Second Quarter   Suncor Energy Inc.   55

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Six Months Ended		Year Ended
Oil Sands Segment Operating Netbacks(A)(B)	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Jun 30 2024	Jun 30 2023	Dec 31 2023
Non-upgraded bitumen ($/bbl)

Average price realized	88.08	72.52	70.76	97.75	77.93	80.80	67.96	75.78

Royalties	(13.29)	(10.41)	(10.62)	(15.44)	(10.07)	(11.96)	(6.89)	(10.16)

Transportation and distribution costs	(5.62)	(7.41)	(7.79)	(8.40)	(8.02)	(6.43)	(7.49)	(7.81)

Net operating expenses	(19.94)	(22.74)	(17.91)	(21.46)	(21.65)	(21.23)	(22.31)	(20.56)
Operating netback	49.23	31.96	34.44	52.45	38.19	41.18	31.27	37.25
Upgraded – net SCO and diesel ($/bbl)

Average price realized	110.20	93.64	100.97	109.80	99.14	101.18	100.74	103.02

Royalties	(16.25)	(11.19)	(8.80)	(19.56)	(9.64)	(13.47)	(7.18)	(10.60)

Transportation and distribution costs	(3.71)	(2.67)	(4.65)	(2.61)	(3.78)	(3.15)	(3.66)	(3.62)

Net operating expenses	(39.28)	(34.49)	(40.96)	(37.42)	(38.66)	(36.66)	(38.69)	(38.92)
Operating netback	50.96	45.29	46.56	50.21	47.06	47.90	51.21	49.88
Average Oil Sands segment ($/bbl)

Average price realized	101.90	87.34	89.56	106.46	94.00	94.34	92.56	95.10

Royalties	(15.14)	(10.96)	(9.49)	(18.42)	(9.74)	(12.97)	(7.11)	(10.48)

Transportation and distribution costs	(4.42)	(4.10)	(5.84)	(4.21)	(4.81)	(4.25)	(4.61)	(4.83)

Net operating expenses	(32.02)	(30.98)	(32.26)	(33.00)	(34.54)	(31.48)	(34.60)	(33.58)
Operating netback	50.32	41.30	41.97	50.83	44.91	45.64	46.24	46.21

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
56   2024 Second Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Six Months Ended		Year Ended
Exploration and Production	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Jun 30 2024	Jun 30 2023	Dec 31 2023
Production volumes

E&P Canada (mbbls/d)	49.0	46.7	45.3	39.8	45.9	47.9	46.3	44.4

E&P International (mbbls/d)	5.6	3.6	5.4	4.6	16.9	4.6	18.6	11.7
Total production volumes (mbbls/d)	54.6	50.3	50.7	44.4	62.8	52.5	64.9	56.1

Total sales volumes (mbbls/d)	46.8	63.3	29.2	42.7	71.6	55.0	70.2	52.9
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	117.08	111.73	118.20	120.59	108.44	114.32	106.56	111.49

Royalties	(9.43)	(14.68)	(15.10)	(16.33)	(13.46)	(12.54)	(12.60)	(13.82)

Transportation and distribution costs	(5.69)	(4.21)	(8.69)	(3.38)	(2.63)	(4.82)	(2.93)	(3.87)

Operating costs	(27.23)	(21.46)	(31.23)	(20.18)	(18.57)	(23.82)	(17.60)	(20.17)
Operating netback	74.73	71.38	63.18	80.70	73.78	73.14	73.43	73.63
E&P International (excluding Libya) ($/bbl)(C)

Average price realized	—	—	—	—	105.63	—	112.16	112.16

Transportation and distribution costs	—	—	—	—	(3.19)	—	(3.15)	(3.16)

Operating costs	—	—	—	—	(19.16)	—	(15.03)	(15.03)
Operating netback	—	—	—	—	83.28	—	93.98	93.97

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Second Quarter   Suncor Energy Inc.   57

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Six Months Ended		Year Ended
Refining and Marketing	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Jun 30 2024	Jun 30 2023	Dec 31 2023
Refined product sales (mbbls/d)	594.7	581.0	575.5	574.1	547.0	587.8	531.0	553.1

Crude oil processed (mbbls/d)	430.5	455.3	455.9	463.2	394.4	442.9	381.1	420.7

Rack forward sales volume (ML)	5 592	5 108	5 286	5 445	5 073	10 700	9 727	20 458

Utilization of refining capacity (%)	92	98	98	99	85	95	82	90
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	37.65	46.65	37.45	50.10	38.10	42.30	46.45	45.00

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	36.35	45.75	47.05	42.45	41.10	41.20	49.80	47.00

Rack forward gross margin (cpl)(A)	6.25	5.00	6.90	5.95	6.35	5.65	6.75	6.55

Refining operating expense ($/bbl)(A)(B)	6.95	7.15	7.65	6.20	7.95	7.05	8.05	7.45

Rack forward operating expense (cpl)(A)	3.10	3.20	4.20	3.10	3.10	3.15	3.20	3.45
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	112.9	112.6	115.2	112.6	108.9	112.7	110.4	112.2

Distillate	105.0	118.4	110.1	101.1	104.0	111.7	103.0	104.3
Total transportation fuel sales	217.9	231.0	225.3	213.7	212.9	224.4	213.4	216.5

Petrochemicals	10.3	13.7	8.1	8.6	14.5	12.1	13.0	10.6

Asphalt	15.3	15.8	17.6	22.5	18.9	15.5	16.8	18.4

Other	23.4	24.6	21.9	19.4	21.2	24.0	24.9	22.9
Total refined product sales	266.9	285.1	272.9	264.2	267.5	276.0	268.1	268.4
Crude oil supply and refining

Processed at refineries (mbbls/d)	169.8	216.5	217.8	215.4	212.3	193.2	208.1	212.4

Utilization of refining capacity (%)	76	98	98	97	96	87	94	96
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	140.0	130.9	129.0	126.0	111.2	135.5	103.9	115.8

Distillate	152.0	141.7	141.3	145.9	140.4	146.8	135.6	139.6
Total transportation fuel sales	292.0	272.6	270.3	271.9	251.6	282.3	239.5	255.4

Asphalt	13.4	5.4	11.6	19.3	9.7	9.4	6.1	10.8

Other	22.4	17.9	20.7	18.7	18.2	20.1	17.3	18.5
Total refined product sales	327.8	295.9	302.6	309.9	279.5	311.8	262.9	284.7
Crude oil supply and refining

Processed at refineries (mbbls/d)	260.7	238.8	238.1	247.8	182.1	249.7	173.0	208.3

Utilization of refining capacity (%)	107	98	98	102	75	102	71	85

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
58   2024 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2024			March 31, 2024
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 818	4 614	7 432	2 062	4 860	6 922

Other income (loss)	60	12	72	59	(4)	55

Purchases of crude oil and products	(651)	(45)	(696)	(557)	(72)	(629)

Gross realization adjustment(2)	(43)	(30)		(22)	(94)
Gross realizations	2 184	4 551		1 542	4 690

Royalties	(330)	(671)	(1 001)	(222)	(560)	(782)

Transportation and distribution	(139)	(153)	(292)	(158)	(134)	(292)

Operating, selling and general (OS&G)	(572)	(1 706)	(2 278)	(582)	(1 900)	(2 482)

OS&G adjustment(3)	77	81		98	174
Net operating expenses	(495)	(1 625)		(484)	(1 726)
Operating netback	1 220	2 102		678	2 270

Sales volumes (mbbls)	24 811	41 296		21 280	50 077
Operating netback per barrel	49.23	50.96		31.96	45.29
	December 31, 2023			September 30, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 646	4 341	6 987	1 891	4 912	6 803

Other income (loss)	1 374	(11)	1 363	(5)	1	(4)

Purchases of crude oil and products	(820)	(29)	(849)	(274)	(43)	(317)

Gross realization adjustment(2)	(1 395)	(52)		22	(82)
Gross realizations	1 805	4 249		1 634	4 788

Royalties	(271)	(370)	(641)	(258)	(853)	(1 111)

Transportation and distribution	(199)	(195)	(394)	(140)	(114)	(254)

OS&G(C)	(573)	(1 823)	(2 396)	(426)	(1 787)	(2 213)

OS&G adjustment(3)	116	100		66	154
Net operating expenses	(457)	(1 723)		(360)	(1 633)
Operating netback	878	1 961		876	2 188

Sales volumes (mbbls)	25 529	42 070		16 711	43 620
Operating netback per barrel	34.44	46.56		52.45	50.21

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On November 20, 2023 (quarter ended Dec 31), Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Second Quarter   Suncor Energy Inc.   59

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 446	4 732	6 178

Other income (loss)	26	(31)	(5)

Purchases of crude oil and products	(327)	(34)	(361)

Gross realization adjustment(2)	15	(52)
Gross realizations	1 160	4 615

Royalties	(150)	(449)	(599)

Transportation and distribution	(119)	(176)	(295)

OS&G	(386)	(1 913)	(2 299)

OS&G adjustment(3)	63	114
Net operating expenses	(323)	(1 799)
Operating netback	568	2 191

Sales volumes (mbbls)	14 887	46 550
Operating netback per barrel	38.19	47.06

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
60   2024 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2024			June 30, 2023
Year to date	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non – Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	4 880	9 474	14 354	2 681	9 564	12 245

Other income (loss)	119	8	127	150	(40)	110

Purchases of crude oil and products	(1 208)	(117)	(1 325)	(664)	(105)	(769)

Gross realization adjustment(2)	(65)	(124)		(90)	(160)
Gross realizations	3 726	9 241		2 077	9 259

Royalties	(552)	(1 231)	(1 783)	(211)	(660)	(871)

Transportation and distribution	(297)	(287)	(584)	(228)	(337)	(565)

OS&G(C)	(1 154)	(3 606)	(4 760)	(860)	(3 860)	(4 720)

OS&G adjustment(3)	175	255		178	304
Net operating expenses	(979)	(3 351)		(682)	(3 556)
Operating netback	1 898	4 372		956	4 706

Sales volumes (mbbls)	46 091	91 373		30 555	91 911
Operating netback per barrel	41.18	47.90		31.27	51.21
	December 31, 2023
Year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	7 218	18 817	26 035

Other income (loss)	1 519	(50)	1 469

Purchases of crude oil and products	(1 758)	(177)	(1 935)

Gross realization adjustment(2)	(1 463)	(294)
Gross realizations	5 516	18 296

Royalties	(740)	(1 883)	(2 623)

Transportation and distribution	(567)	(646)	(1 213)

OS&G(C)	(1 859)	(7 470)	(9 329)

OS&G adjustment(3)	360	558
Net operating expenses	(1 499)	(6 912)
Operating netback	2 710	8 855

Sales volumes (mbbls)	72 795	177 601
Operating netback per barrel	37.25	49.88

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Second Quarter   Suncor Energy Inc.   61

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2024				March 31, 2024
Quarter ended	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	437	236	673	—	609	156	765

Royalties	—	(35)	(89)	(124)	—	(80)	(62)	(142)

Transportation and distribution	—	(21)	(3)	(24)	—	(23)	(2)	(25)

OS&G	—	(109)	(11)	(120)	—	(128)	(13)	(141)

Non-production costs(6)	—	7			—	11
Operating netback	—	279			—	389

Sales volumes (mbbls)	—	3 748			—	5 432
Operating netback per barrel	—	74.73			—	71.38
	December 31, 2023				September 30, 2023
Quarter ended	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	259	236	495	—	423	224	647

Royalties	—	(33)	(105)	(138)	—	(57)	(94)	(151)

Transportation and distribution	—	(19)	(3)	(22)	—	(12)	—	(12)

OS&G	(5)	(75)	(17)	(97)	—	(83)	(19)	(102)

Non-production costs(6)	5	6			—	13
Operating netback	—	138			—	284

Sales volumes (mbbls)	—	2 191			—	3 504
Operating netback per barrel	—	63.18			—	80.70
	June 30, 2023
Quarter ended	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	122	549	142	813

Royalties	—	(68)	(48)	(116)

Transportation and distribution	(4)	(13)	(4)	(21)

OS&G	(27)	(103)	(13)	(143)

Non-production costs(6)	5	9
Operating netback	96	374

Sales volumes (mbbls)	1 155	5 065
Operating netback per barrel	83.28	73.78

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
62   2024 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	June 30, 2024				June 30, 2023
Year to date	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	1 046	392	1 438	306	1 007	234	1 547

Royalties	—	(115)	(151)	(266)	—	(119)	(83)	(202)

Transportation and distribution	—	(44)	(5)	(49)	(9)	(27)	(6)	(42)

OS&G	—	(237)	(24)	(261)	(53)	(184)	(39)	(276)

Non-production costs(6)	—	18			12	18
Operating netback	—	668			256	695

Sales volumes (mbbls)	—	9 180			2 729	9 454
Operating netback per barrel	—	73.14			93.98	73.43
	December 31, 2023
Year ended	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	306	1 689	694	2 689

Royalties	—	(209)	(282)	(491)

Transportation and distribution	(9)	(58)	(9)	(76)

OS&G	(58)	(342)	(75)	(475)

Non-production costs(6)	17	37
Operating netback	256	1 117

Sales volumes (mbbls)	2 729	15 149
Operating netback per barrel	93.97	73.63

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Second Quarter   Suncor Energy Inc.   63

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	Quarter Ended					Six Months Ended		Year Ended
Refining and marketing gross margin reconciliation	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Jun 30 2024	Jun 30 2023	Dec 31 2023
Operating revenues	8 057	7 613	8 053	8 570	7 272	15 670	14 445	31 068

Purchases of crude oil and products	(6 519)	(5 588)	(6 448)	(6 268)	(5 797)	(12 107)	(11 151)	(23 867)
	1 538	2 025	1 605	2 302	1 475	3 563	3 294	7 201

Other income (loss)	43	74	81	(26)	13	117	169	224

Non-refining and marketing margin(7)	(13)	(42)	(11)	(4)	(33)	(55)	(35)	(50)
Refining and marketing gross margin – FIFO(A)	1 568	2 057	1 675	2 272	1 455	3 625	3 428	7 375

Refinery production (mbbls)(8)	41 669	44 074	44 756	45 342	38 214	85 743	73 797	163 895
Refining and marketing gross margin – FIFO ($/bbl)(A)	37.65	46.65	37.45	50.10	38.10	42.30	46.45	45.00
FIFO (gain) loss and risk management activities adjustment(B)	(53)	(40)	431	(348)	116	(93)	247	330
Refining and marketing gross margin – LIFO(A)(B)	1 515	2 017	2 106	1 924	1 571	3 532	3 675	7 705
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	36.35	45.75	47.05	42.45	41.10	41.20	49.80	47.00
Rack forward gross margin

Refining and marketing gross margin – FIFO(A)	1 568	2 057	1 675	2 272	1 455	3 625	3 428	7 375

Refining and supply gross margin	(1 218)	(1 802)	(1 311)	(1 948)	(1 133)	(3 020)	(2 772)	(6 031)
Rack forward gross margin(A)(9)	350	255	364	324	322	605	656	1 344

Sales volume (ML)	5 592	5 108	5 286	5 445	5 073	10 700	9 727	20 458

Rack forward gross margin (cpl)(A)	6.25	5.00	6.90	5.95	6.35	5.65	6.75	6.55
Refining and rack forward operating expense reconciliation

Operating, selling and general	603	618	694	610	604	1 221	1 254	2 558

Less: Rack forward operating expense(A)(10)	174	165	222	170	157	339	313	705

Less: Other operating expenses(D)(11)	139	138	129	159	143	277	347	635
Refining operating expense(A)(D)	290	315	343	281	304	605	594	1 218

Refinery production (mbbls)(8)	41 669	44 074	44 756	45 342	38 214	85 743	73 797	163 895
Refining operating expense ($/bbl)(A)(D)	6.95	7.15	7.65	6.20	7.95	7.05	8.05	7.45
Sales volume (ML)	5 592	5 108	5 286	5 445	5 073	10 700	9 727	20 458

Rack forward operating expense (cpl)(A)	3.10	3.20	4.20	3.10	3.10	3.15	3.20	3.45

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
64   2024 Second Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
  (US$/bbl, except as noted)
		Quarter Ended					Six Months Ended		Year Ended
(average for the three months, six months and twelve months ended)		Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Jun 30 2024	Jun 30 2023	Dec 31 2023
WTI crude oil at Cushing		80.55	76.95	78.35	82.20	73.75	78.75	74.90	77.60

SYN crude oil at Edmonton		83.35	69.55	78.65	85.00	76.65	76.45	77.40	79.60

WCS at Hardisty		67.00	57.60	56.45	69.30	58.70	62.30	55.05	59.00
New York Harbor 2-1-1 crack(B)		24.75	27.05	28.60	39.95	32.30	25.90	34.50	34.40

Chicago 2-1-1 crack(B)		18.85	19.80	17.10	27.45	28.60	19.35	30.05	26.15
Product value

New York Harbor 2-1-1 crack(C)	40%	42.10	41.60	42.80	48.85	42.40	41.85	43.75	44.80

Chicago 2-1-1 crack(D)	40%	39.75	38.70	38.20	43.85	40.95	39.25	42.00	41.50

WTI	20%	16.10	15.40	15.65	16.45	14.75	15.75	15.00	15.50

Seasonality factor		5.00	6.50	6.50	5.00	5.00	5.75	5.75	5.75
		102.95	102.20	103.15	114.15	103.10	102.60	106.50	107.55
Crude value

SYN	40%	33.35	27.80	31.45	34.00	30.65	30.60	30.95	31.85

WCS	40%	26.80	23.05	22.60	27.70	23.50	24.90	22.00	23.60

WTI	20%	16.10	15.40	15.65	16.45	14.75	15.75	15.00	15.50
		76.25	66.25	69.70	78.15	68.90	71.25	67.95	70.95
Suncor custom 5-2-2-1 index		26.70	35.95	33.45	36.00	34.20	31.35	38.55	36.60
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		36.55	48.50	45.55	48.25	45.95	42.60	51.95	49.40

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Second Quarter   Suncor Energy Inc.   65

Operating Summary Information
Non-GAAP and Other Financial Measures
Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE and ROCE excluding impairments and impairment reversals, net debt and total debt are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

(8)
Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

66   2024 Second Quarter   Suncor Energy Inc.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2024 Second Quarter   Suncor Energy Inc.   67